Edificio MAPFRE - Ctra. de Pozuelo, 52 - 28220 **Majadahonda** (Madrid)
T (+34) 915 81 11 00 - F (+34) 915 81 11 34

CORPORACIÓN MAPFRE

06017991

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

RECEIVED
2006 OCT 31 P 3:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Madrid, 26 October 2006

Dear Sirs,

SUPPL

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

PROCESSED
NOV 03 2006
THOMSON
FINANCIAL

Luigi Lubelli
Finance Director

dlw 11/1

Reg. Merc. de Madrid, Tomo 307, Libro 0, Folio 94, Sección 8, Hoja M-6152 - CIF A-08/055741

INSURANCE

INTERIM QUARTERLY RESULTS REPORT FOR THE FOLLOWING PERIOD:

QUARTER	THIRD	**YEAR**	2006

Official Name: CORPORACIÓN MAPFRE S.A.

Legal Address:	**Tax ID**
Pº de Recoletos, 25 28004 MADRID	A/08055741

Persons assuming responsibility for the information contained herein, positions they hold with the company, and identification of the power and authority by virtue of which they represent the company:	**SIGNATURE:**
Mr. Domingo Sugranyes Bickel Vice-Chairman and Chief Executive Officer of CORPORACIÓN MAPFRE S.A. Public deed nº 2845 signed before notary public Mr. José María Prada Guaita on 20 September 2001	

A) PRELIMINARY QUARTERLY RESULTS

Units: thousand euros		UNCONSOLIDATED		CONSOLIDATED UNDER LOCAL GAAP		CONSOLIDATED UNDER IFRS	
		Current Fiscal Year	Previous Fiscal Year	Current Fiscal Year	Previous Fiscal Year	Current Fiscal Year	Previous Fiscal Year
NET PREMIUMS & SURCHARGES (*)	0800					4,601,051	4,216,874
RESULT BEFORE TAX/RESULT BEFORE TAX FROM ONGOING ACTIVITIES	1040	56,914	140,143			551,939	434,283
RESULT OF THE PERIOD FROM ONGOING ACTIVITIES	4860					376,397	299,189
RESULT OF THE PERIOD	1044	62,461	120,031			376,397	299,189
Result attributable to External Shareholders/Result of the period attributable to minority interests	2050					-134,907	-110,710
RESULT OF THE PERIOD ATTRIBUTABLE TO THE CONTROLLING COMPANY/RESULT OF THE PERIOD ATTRIBUTABLE TO HOLDERS OF EQUITY INSTRUMENTS ISSUED BY THE CONTROLLING COMPANY	2060					**241,490**	**188,479**
PAID-UP CAPITAL	0500	119,450	119,450				
AVERAGE NUMBER OF EMPLOYEES	3000	34	34			20,479	14,285

(*) Net premiums earned

B) BUSINESS DEVELOPMENT

♦ EXECUTIVE SUMMARY

During the third quarter of 2006, the business activities of CORPORACIÓN MAPFRE and its subsidiaries developed positively:

- Non-life direct insurance and accepted reinsurance premiums stood at €4,710.1 million, a 17.2% increase;
- Managed savings reached €19,789.4 million, equivalent to a growth of 4.3% (8.5% excluding the impact of shadow accounting);
- MAPFRE AMERICA recorded a premiums volume of €1,536.9 million, a 31.6% increase;
- Reinsurance premiums accepted by MAPFRE RE rose by 7.7% to €1,093.7 million.

The net consolidated profit increased 28.1% with respect to the same period of the previous year, reaching €241.5 million.

The pro forma consolidated income statement of MAPFRE S.A. to 30th September 2006 shows a net profit of €456.6 million, an 18.6% increase.

As approved by the General Shareholders' Meeting held on 27th April 2006, the 5-for-1 share split will become effective on 28th October. As a consequence, the nominal value of each share will be €0.1 (currently €0.5), while the number of shares in issue will change from the present 238,900,706 to 1,194,503,530.

The Board of Directors, in its meeting held on 26th October, has resolved to pay from the forthcoming 17th November 2006 onwards an interim dividend out of the results for fiscal year 2006 of €0.04 gross per share (equivalent to €0.2 gross per share before the split) to shares numbered from 1 to 1,194,503,530, both inclusive. Therefore, the dividends paid in 2006 will total €0.07 gross per share (equivalent to €0.35 gross per share before the split), a 20.7% increase over the amount paid in 2005.

In August, rating agency A.M. Best affirmed the 'A+/positive outlook' ratings assigned to MAPFRE MUTUALIDAD and MAPFRE RE, as well as the 'aa-/ stable outlook' rating assigned to the debt issued by CORPORACIÓN MAPFRE. Likewise, in September rating agency Moody's Investors Service affirmed the 'A1/stable outlook' rating assigned to MAPFRE ASISTENCIA.

The following table shows the development of the key operating figures of MAPFRE's main units and subsidiaries:

CORPORACIÓN MAPFRE / MAPFRE S.A. (pro forma)

	Revenues	% Var.	Net profit	% Var.	Combined ratio (1) 9M 06	Combined ratio (1) 9M 05
LIFE AND SAVINGS	**2,068.8**	-5.4%	**90.5**	8.4%	**0.9%**	0.9%
GENERAL INSURANCE	**1,036.2**	4.0%	**79.4**	21.4%	**91.0%**	92.2%
COMMERCIAL INSURANCE	**1,046.6**	9.8%	**61.0**	2.7%	**82.5%**	91.5%
HEALTH	**404.1**	11.1%	**11.9**	46.9%	**95.0%**	96.9%
AMÉRICA	**1,675.5**	29.3%	**56.2**	9.3%	**102.6%**	102.4%
RE	**1,214.3**	8.7%	**64.0**	112.6%	**92.8%**	98.2%
ASISTENCIA	**310.4**	15.6%	**6.8**	9.7%	**93.7%**	97.6%
CORPORACIÓN MAPFRE	**7,496.8**	10.1%	**241.5**	28.1%	**94.6%**	96.9%
MAPFRE AUTOMÓVILES	**2,042.6**	5.9%	**188.4**	2.2%	**92.4%**	89.0%
MAPFRE AGROPECUARIA	**179.4**	17.6%	**9.9**	59.7%	**93.5%**	92.9%
MAPFRE SEGUROS GERAIS	**88.5**	13.3%	**3.4**	-20.9%	**100.0%**	92.9%
MAPFRE AMÉRICA VIDA	**345.1**	54.5%	**3.5**	66.7%	**46.0%**	38.1%
MAPFRE S.A. (pro forma)	**10,089.7**	10.1%	**456.6**	18.6%	**94.0%**	94.1%

Million euros

1) The figures for the LIFE AND SAVINGS OPERATING UNIT and MAPFRE AMERICA VIDA correspond to the expense ratio as a percentage of average third-party funds under management (annualised).

♦ OPERATING REVENUES

Direct insurance and accepted reinsurance premiums written by CORPORACIÓN MAPFRE and its subsidiaries were €6,094.8 million, a 12.7% increase over the third quarter of the previous year. Total revenues for CORPORACIÓN MAPFRE and its subsidiaries in the third quarter of 2006 reached €7,496.8 million, a 10.1% increase.

Pro forma direct insurance and accepted reinsurance premiums for MAPFRE S.A. and its subsidiaries were €8,378.9 million, a rise of 11.2% compared to the third quarter of the previous year. Pro forma total operating revenues for MAPFRE S.A. and its subsidiaries for the third quarter of 2006 amounted to €10,089.7 million, a 10.1% increase.

The breakdown of the aforementioned revenues by business lines and type is shown in the following table:

TOTAL REVENUES

	Written and accepted premiums		Income from investments		Other income		Total Revenues	
	9M 06	Var. %	9M 06	Var. %	9M 06	Var. %	9M 06	Var. %
LIFE AND SAVINGS	1,322.1	-0.9%	683.0	-12.0%	63.7	-16.9%	2,068.8	-5.4%
GENERAL INSURANCE	958.7	8.2%	56.7	-39.4%	20.8	23.1%	1,036.2	4.0%
COMMERCIAL INSURANCE	966.0	12.5%	54.0	-18.9%	26.6	-5.3%	1,046.6	9.8%
HEALTH	387.8	9.1%	9.1	31.9%	7.2	---	404.1	11.1%
Holding (non consolidated)	---	---	93.8	-53.0%	0.0	---	93.8	-53.1%
Adjustments	-1.0	---	-105.8	-59.6%	-1.4	-118.7%	-107.2	-58.2%
MAPFRE-CAJA MADRID	3,633.6	5.9%	790.8	-10.3%	116.9	-10.6%	4,541.3	2.2%
INMUEBLES	---	---	0.2	-50.0%	67.0	164.8%	67.2	161.5%
QUAVITAE	---	---	0.0	---	76.5	30.8%	76.5	30.8%
Domestic Business	3,633.6	5.9%	791.0	-10.3%	260.4	21.3%	4,685.0	3.5%
AMÉRICA	1,536.9	31.6%	132.0	24.8%	6.6	-69.6%	1,675.5	29.3%
RE	1,093.7	7.7%	118.7	18.8%	1.9	26.7%	1,214.3	8.7%
ASISTENCIA	219.8	15.9%	6.5	-13.3%	84.1	18.0%	310.4	15.6%
MAPFRE INTERNACIONAL (1)	26.4	166.7%	3.1	---	0.2	---	29.7	172.5%
Adjustments	-415.6	1.9%	---	---	---	---	-415.6	1.9%
International Business	2,461.2	24.6%	260.3	21.5%	92.8	-1.8%	2,814.3	23.2%
Holding (non consolidated)	---	---	90.9	-44.8%	1.0	-65.5%	91.9	-45.1%
Consolidation adjustments and other companies	---	---	-88.3	-44.4%	-6.1	-44.0%	-94.4	-44.4%
CORPORACIÓN MAPFRE	6,094.8	12.7%	1,053.9	-4.3%	348.1	15.6%	7,496.8	10.1%
MAPFRE AUTOMÓVILES	1,770.7	3.0%	161.2	54.7%	110.7	4.5%	2,042.6	5.9%
MAPFRE AGROPECUARIA	169.7	16.1%	7.6	55.1%	2.1	50.0%	179.4	17.6%
MAPFRE SEGUROS GERAIS	78.5	5.1%	7.8	160.0%	2.2	---	88.5	13.3%
MAPFRE AMÉRICA VIDA	309.2	56.3%	34.4	54.3%	1.5	-53.1%	345.1	54.5%
Consolidation adjustments and other companies	-44.0	---	4.2	-87.7%	-22.9	-52.6%	-62.7	---
MAPFRE S.A. (pro forma)	8,378.9	11.2%	1,269.1	-0.1%	441.7	21.4%	10,089.7	10.1%

Million euros

1) The figures for the third quarter of 2005 correspond to MAPFRE INSULAR. Figures for the third quarter of 2006 correspond to MAPFRE USA and MAPFRE INSULAR.

Spain

Premiums written and accepted by the companies that operate primarily in Spain developed as follows in the agents and bank channels:

PREMIUMS BY CHANNEL (SPAIN)

	AGENTS CHANNEL			CAJA MADRID BANK CHANNEL			TOTAL		
	9M 06	9M 05	% Var.	9M 06	9M 05	% Var.	9M 06	9M 05	% Var.
LIFE	734.6	743.5	-1.2%	587.5	590.9	-0.6%	1,322.1	1,334.4	-0.9%
GENERAL INSURANCE	851.4	807.2	5.5%	107.3	79.1	35.7%	958.7	886.3	8.2%
COMMERCIAL INSURANCE	945.5	838.4	12.8%	20.5	20.0	2.5%	966.0	858.4	12.5%
HEALTH	367.0	336.7	9.0%	20.8	18.8	10.6%	387.8	355.5	9.1%
Consolidation adjustments							-1.0	-2.3	---
MAPFRE-CAJA MADRID	2,898.5	2,725.9	6.3%	736.1	708.8	3.9%	3,633.6	3,432.4	5.9%
MAPFRE AUTOMÓVILES [1]	1,745.9	1,698.1	2.8%	24.8	20.6	20.4%	1,770.7	1,718.7	3.0%
MAPFRE AGROPECUARIA [1]	169.5	146.0	16.1%	0.2	0.2	---	169.7	146.2	16.1%
Consolidation adjustments							---	---	---
MAPFRE S.A. (pro forma)	4,813.9	4,570.0	5.3%	761.1	729.6	4.3%	5,574.0	5,297.3	5.2%

Million euros

[1] Businesses which will be contributed to CORPORACIÓN MAPFRE (future MAPFRE S.A.).

The decrease in premiums in the LIFE ASSURANCE OPERATING UNIT is due to the absence of non-recurring externalisation operations. Excluding this, premiums volumes would have grown 11.5%, thanks to:

- an 11.3% increase in Life Savings premiums stemming from the winning of new retail and group business;
- sustained growth in retail protection products.

Premiums at the GENERAL INSURANCE OPERATING UNIT amounted to €958.7 million, an 8.2% rise. Of noteworthy mention is the 35.7% increase in the premiums issued through CAJA MADRID.

The COMMERCIAL INSURANCE OPERATING UNIT achieved a growth of 12.5% in its premiums, despite strong competition, due to the expansion of the industrial and global risks businesses on an international basis.

MAPFRE CAJA SALUD recorded a 9.1% increase in premiums, which came primarily from group business.

Overall, the companies integrated under MAPFRE-CAJA MADRID HOLDING recorded a premiums volume of €3,633.6 million, a 5.9% increase.

The businesses that will be contributed to the future MAPFRE S.A. recorded growth of 4% in their premiums volume:

- MAPFRE AUTOMOVILES recorded premiums growth of 3%, which reflected a 1% contraction in new vehicles sales (excluding motorbikes and scooters) and the winning of new customers with a low claims track record, who benefit from lower rates and higher bonuses, in an environment characterised by strong pricing competition;
- The 16.1% increase in premiums at MAPFRE AGROPECUARIA was driven mainly by an increase in the volume of business coming from the Combined Agricultural Insurance Pool (Agroseguro).

The total investment income for the subsidiaries of CORPORACIÓN MAPFRE that operate primarily in Spain was €791 million, a 10.3% decrease (€959.8 million on a pro forma basis, including the businesses that will be contributed to the future MAPFRE S.A., a 3.1% decrease).

The other income of CORPORACIÓN MAPFRE, which grew 21.3% in the third quarter of 2006 (15.9% increase in the case of the pro forma revenues of MAPFRE S.A.), came primarily from companies that operate in business lines other than insurance. Among them, the following must be noted:

- the stockbroking and mutual and pension funds management subsidiaries of MAPFRE VIDA, grouped under MAPFRE INVERSIÓN, whose revenues increased 16.1% over the previous year to €79.5 million;
- MAPFRE INMUEBLES, which recorded a 164.8% increase in its operating revenues primarily as a result of the delivery of two developments in Madrid and Barcelona;
- MAPFRE QUAVITAE, whose revenues rose by 30.8%.

The total revenues of BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE, which will be integrated under the future MAPFRE S.A., reached €109.7 million, a 36.5% rise, due a strong increase in loan volumes, driven mainly by the 62.5% growth in consumer loans.

International

Premiums written and accepted by the Units and Companies that operate primarily abroad evolved as follows:

PREMIUMS (INTERNATIONAL)

	9M 06	9M 05	% 06/05
MAPFRE AMÉRICA	**1,536.9**	1,168.2	31.6%
MAPFRE INTERNACIONAL [(1)]	**26.4**	9.9	166.7%
Subtotal Direct Insurance	**1,563.3**	1,178.1	32.7%
REINSUARANCE ACCEPTED	**1,093.7**	1,015.6	7.7%
ASISTENCIA	**219.8**	189.7	15.9%
TOTAL AGGREGATE PREMIUMS	**2,876.8**	2,383.4	20.7%
Intragroup adjustments	**-415.6**	-407.7	1.9%
International business	**2,461.2**	1,975.7	24.6%
MAPFRE AMÉRICA VIDA	**309.2**	197.8	56.3%
MAPFRE SEGUROS GERAIS	**78.5**	74.7	5.1%
Intragroup adjustments	**-44.0**	-13.1	---
MAPFRE S.A. (pro forma)	**2,804.9**	2,235.1	25.5%

Million euros

(1) The figures for the third quarter of 2005 correspond to MAPFRE INSULAR. Figures for the third quarter 2006 correspond to MAPFRE USA and MAPFRE INSULAR.

The direct insurance subsidiaries of MAPFRE AMÉRICA wrote in the third quarter of 2006 premiums amounting to €1,536.9 million, a 31.6% increase over the same period of the previous year. The growth achieved by the subsidiaries operating in Brazil (57.1%), Argentina (38.6%) and Mexico (36.3%) must be noted.

The following table shows the growth rates of direct insurance premiums achieved in the various countries:

MAPFRE AMÉRICA: PREMIUMS

COMPANY	9M 06	9M 05	% 06/05	Local Currency % 06/05
BRAZIL(1)	**452.8**	288.3	57.1%	41.8%
MEXICO	**245.7**	180.3	36.3%	38.2%
VENEZUELA	**224.9**	189.3	18.8%	22.7%
PUERTO RICO	**204.7**	185.4	10.4%	11.9%
ARGENTINA	**209.3**	151.0	38.6%	49.7%
OTHER COUNTRIES(2)	**199.5**	173.9	14.7%	---
MAPFRE AMÉRICA	**1,536.9**	1,168.2	31.6%	---

Million euros

(1) Figures for Brazil as at the end of September 2006 include the premiums of MAPFRE NOSSA CAIXA, which were €49 million.

(2) Includes Chile, Colombia, El Salvador, Paraguay, Peru, Dominican Republic and Uruguay.

MAPFRE AMERICA VIDA, the holding company for the Latin American Life assurance subsidiaries, which operates in coordination with MAPFRE AMERICA and which will be integrated under the future MAPFRE S.A., recorded a 56.3% increase in premiums to €309.2 million.

The following table shows the growth rates of direct insurance premiums achieved in the various countries:

MAPFRE AMÉRICA VIDA: PREMIUMS

COMPANY	9M 06	9M 05	% 06/05	Local Currency % 06/05
BRAZIL	**240.1**	144.2	66.4%	50.2%
ARGENTINA	**6.8**	5.3	29.1%	39.5%
OTHER COUNTRIES(1)	**62.3**	48.3	29.1%	---
MAPFRE AMÉRICA VIDA	**309.2**	197.8	56.3%	---

Million euros

(1) Includes Chile, Colombia and Peru.

The volume of premiums of MAPFRE INTERNACIONAL and its subsidiaries reached €26.4 million.

In the accepted reinsurance business, MAPFRE RE and its subsidiaries recorded a consolidated premiums volume to September 2006 of €1,093.7 million (€1,015.6 million in the same period of last year), representing a 7.7% increase. Retained premiums reached €744.3 million, equivalent to a 68.1% retention rate (69.2% as at September 2005).

MAPFRE ASISTENCIA and its subsidiaries achieved total revenues (premiums and revenues from the sale of services) of €303.9 million, a 16.4% increase over the previous year. It is worth highlighting the growth in the pecuniary insurance line, which contributed €85 million to total premiums.

Lastly, MAPFRE SEGUROS GERAIS (Portugal) which will be integrated under the future MAPFRE S.A., achieved a premiums volume of €78.5 million, a 5.1% increase. Of these, 59% corresponded to Motor Insurance, 24.1% to Workers Compensation schemes and the balance to other Non-life insurance lines.

The total investment income for the subsidiaries of CORPORACIÓN MAPFRE that operate primarily abroad was €260.3 million, a 21.5% increase (€302.5 million including the businesses that will be contributed to the future MAPFRE S.A., a 26.3% increase).

♦ MANAGEMENT RATIOS

The consolidated Non-Life combined ratio of CORPORACIÓN MAPFRE as at September 2006 was 94.6%, vs. 96.9% in the same period of the previous year. This ratio has improved in virtually all businesses and subsidiaries, and especially at MAPFRE RE, which benefited from the absence of natural catastrophes in the third quarter of the year. The pro forma combined ratio for the future MAPFRE S.A. was 94%.

The evolution of the main management ratios is shown in the following table:

MANAGEMENT RATIOS

	RATIOS					
	EXPENSE RATIO[1]		LOSS RATIO[2]		COMBINED RATIO[3]	
COMPANY	**9M 06**	9M 05	**9M 06**	9M 05	**9M 06**	9M 05
Companies operating primarily in Spain						
GENERAL INSURANCE OP. UNIT	**26.6%**	27.9%	**64.4%**	64.3%	**91.0%**	92.2%
MAPRE EMPRESAS[4]	**15.2%**	14.7%	**67.3%**	76.8%	**82.5%**	91.5%
MAPFRE CAJA SALUD	**15.7%**	15.7%	**79.3%**	81.2%	**95.0%**	96.9%
MAPFRE-CAJA MADRID HOLDING	**21.5%**	22.1%	**68.2%**	70.3%	**89.7%**	92.4%
Companies operating primarily abroad						
MAPFRE AMERICA	**34.6%**	34.9%	**68.0%**	67.5%	**102.6%**	102.4%
MAPFRE RE	**35.1%**	29.9%	**57.7%**	68.3%	**92.8%**	98.2%
MAPFRE ASISTENCIA	**23.4%**	22.5%	**70.3%**	75.1%	**93.7%**	97.6%
MAPFRE VIDA[5]	**0.9%**	0.9%				
CORPORACION MAPFRE (Consolidated)	**28.4%**	27.6%	**66.2%**	69.3%	**94.6%**	96.9%
MAPFRE AUTOMÓVILES	**13.8%**	12.3%	**78.6%**	76.7%	**92.4%**	89.0%
MAPFRE AGROPECUARIA	**21.1%**	21.7%	**72.4%**	71.2%	**93.5%**	92.9%
MAPFRE SEGUROS GERAIS	**24.8%**	23.7%	**75.2%**	69.2%	**100.0%**	92.9%
MAPFRE AMÉRICA VIDA[5]	**46.0%**	38.1%				
BANCO SF CAJA MADRID - MAPFRE[6]	**43.5%**	46.6%				
MAPFRE S.A. (pro forma consolidated)	**23.5%**	22.2%	**70.5%**	71.9%	**94.0%**	94.1%

(1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned.

(2) (Net claims incurred + variation of other technical reserves)/Net premiums earned. Figures correspond to the Non-Life account.

(3) Combined ratio = Expense ratio + Loss ratio. Figures correspond to the Non-Life account.

(4) Given the importance of credit opinion activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities of this subsidiary is added to the numerator of the expense ratio.

(5) Net operating expenses/average third-party funds under management. Annualised ratio.

(6) Cost/income ratio = (personnel costs + general administration costs)/ordinary revenues.

♦ RESULTS

The consolidated result of CORPORACIÓN MAPFRE, after tax, was €376.4 million (€299.2 million as at September 2005), a 25.8% increase. The net profit after tax and minority interests reached €241.5 million, a rise of 28.1% over the same of the previous year.

The consolidated income statement is shown in the following table:

CORPORACIÓN MAPFRE

	9M 06	9M 05	% Var.
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	4,710.1	4,017.5	17.2%
Premiums earned, net of ceded and retroceded reinsurance	3,283.3	2,900.3	13.2%
Net claims incurred and variation in other technical provisions	-2,174.9	-2,009.9	8.2%
Operating expenses, net of reinsurance	-892.0	-763.9	16.8%
Other technical income and expenses	-41.2	-37.3	10.5%
Technical result	175.2	89.2	96.4%
Net financial income	231.0	205.2	12.6%
Other non-technical income and expenses	3.3	18.0	-81.7%
Result of Non-life business	**409.5**	**312.4**	**31.1%**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	1,384.7	1,390.6	-0.4%
Premiums earned, net of ceded and retroceded reinsurance	1,317.7	1,316.6	0.1%
Net claims incurred and variation in other technical provisions	-1,565.0	-1,759.2	-11.0%
Operating expenses, net of reinsurance	-121.8	-115.2	5.7%
Other technical income and expenses	-4.3	-8.0	-46.3%
Technical result	-373.4	-565.8	-34.0%
Net financial income	471.7	639.3	-26.2%
Unrealised gains and losses in Unit Linked products	14.5	22.4	-35.3%
Other non-technical income and expenses	1.0	-8.0	-112.5%
Result of Life business	**113.8**	**87.9**	**29.5%**
OTHER BUSINESS ACTIVITIES			
Operating income	307.9	192.8	59.7%
Operating expenses	-275.7	-163.2	68.9%
Net financial income	-11.1	-4.5	146.7%
Results from minority shareholdings	7.7	6.0	28.3%
Other net income	-0.2	2.9	-106.9%
Results from other business activities	**28.6**	**34.0**	**-15.9%**
Result before tax and minority shareholders	**551.9**	**434.3**	**27.1%**
Taxes	-175.5	-135.1	29.9%
Result after tax	**376.4**	**299.2**	**25.8%**
Result attributable to minority shareholders	-134.9	-110.7	21.9%
Result after tax and minority shareholders	**241.5**	**188.5**	**28.1%**
Non-life loss ratio (2)	66.2%	69.3%	
Non-life expense ratio (2)	28.4%	27.6%	
Non-life combined ratio (2)	94.6%	96.9%	
Life expense ratio (2)	1.1%	1.0%	

Million euros

(1) Ratios calculated over net premiums earned

(2) Net operating expenses/average third-party funds under management (annualised).

The pro forma attributable profit of the future MAPFRE S.A. was €456.6 million, representing an 18.6% increase.

The pro forma income statement is shown in the following table:

MAPFRE S.A. (pro forma)

	9M 06	9M 05	% Var.
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	6,685.0	5,944.0	12.5%
Premiums earned, net of ceded and retroceded reinsurance	5,214.4	4,708.9	10.7%
Net claims incurred and variation in other technical provisions	-3,675.1	-3,385.4	8.6%
Operating expenses, net of reinsurance	-1,166.3	-997.5	16.9%
Other technical income and expenses	-57.9	-50.3	15.1%
Technical result	315.1	275.7	14.3%
Net financial income and other non-technical income and expenses	395.8	314.3	25.9%
Result of Non-life business	**710.9**	**590.0**	20.5%
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	1,693.9	1,588.4	6.6%
Premiums earned, net of ceded and retroceded reinsurance	1,597.6	1,486.2	7.5%
Net claims incurred and variation in other technical provisions	-1,732.6	-1,868.0	-7.2%
Operating expenses, net of reinsurance	-245.2	-188.7	29.9%
Other technical income and expenses	-4.3	-7.8	-44.9%
Technical result	-384.5	-578.3	-33.5%
Net financial income and other non-technical income	490.1	646.2	-24.2%
Unrealised gains and losses in Unit Linked products	14.5	22.4	-35.3%
Result of Life business	**120.1**	**90.3**	33.0%
OTHER BUSINESS ACTIVITIES			
Operating income	374.4	266.3	40.6%
Operating expenses	-337.9	-233.0	45.0%
Other income and expenses	-0.6	4.9	---
Results from other business activities	**35.9**	**38.2**	-6.0%
Result before tax and minority shareholders	**866.9**	**718.5**	20.7%
Taxes	-272.6	-224.6	21.4%
Result after tax	**594.3**	**493.9**	20.3%
Result attributable to minority shareholders	-137.7	-108.8	26.6%
Result after tax and minority shareholders	**456.6**	**385.1**	18.6%
Non-life loss ratio (2)	70.5%	71.9%	
Non-life expense ratio (2)	23.5%	22.2%	
Non-life combined ratio (2)	94.0%	94.1%	
Life expense ratio (2)	1.9%	1.6%	

Million euros

(1) Ratios calculated over net premiums earned

(2) Net operating expenses/average third-party funds under management (annualised).

The contribution of the various Units and Companies to the net consolidated profit was as follows:

CONTRIBUTION TO THE CONSOLIDATED RESULT

	Net Result	Minority interests	Consolidation adjustments	**Contribution to consolidated result 9M06**	Contribution to consolidated result 9M 05
INSURANCE ACTIVITIES					
LIFE AND SAVINGS	90.5	-44.3		**46.2**	40.4
GENERAL INSURANCE	79.4	-38.9		**40.5**	32.6
COMMERCIAL INSURANCE	61.0	-29.9		**31.1**	26.7
MAPFRE CAJA SALUD	11.9	-5.8		**6.1**	4.1
Individual result and consolidation adjustments				**-1.7**	-1.2
MAPFRE-CAJA MADRID HOLDING				**122.2**	102.6
OTHER ACTIVITIES					
MAPFRE INMUEBLES	6.3			**6.3**	1.1
MAPFRE QUAVITAE	-0.3	0.1		**-0.2**	-1.4
COMPANIES OPERATING MAINLY IN SPAIN				**128.3**	102.3
MAPFRE AMÉRICA	56.2	-7.0		**49.2**	45.0
MAPFRE RE	64.0	-7.8		**56.2**	34.0
ASSISTANCE OPERATING UNIT	6.8			**6.8**	4.3
MAPFRE INTERNACIONAL(1)	1.7			**1.7**	0.9
COMPANIES OPERATING MAINLY ABROAD				**113.9**	84.1
Other companies and consolidation adjustments				**-0.7**	2.1
CORPORACIÓN MAPFRE				**241.5**	188.5
MAPFRE AUTOMÓVILES	188.4			**188.4**	184.3
MAPFRE AGROPECUARIA	9.9			**9.9**	6.2
MAPFRE SEGUROS GERAIS	3.4	-0.8		**2.6**	4.2
MAPFRE AMÉRICA VIDA	3.5	-0.4		**3.1**	1.8
BANCO DE SERVICIOS CAJA MADRID - MAPFRE	4.2	-2.1		**2.1**	3.7
Other companies	4.2			**4.2**	2.4
Consolidation adjustments				**4.9**	-6.0
CONTRIBUTED BUSINESSES				**215.2**	196.6

Million euros

(1) The figures for the third quarter of 2005 correspond to MAPFRE INSULAR. Figures for the third quarter of 2006 correspond to MAPFRE USA and MAPFRE INSULAR.

- **BALANCE SHEET**

The total assets of CORPORACIÓN MAPFRE amounted to €29,036.8 million (€27,466.9 million as at September 2005), an 5.7% increase. The consolidated investments of CORPORACIÓN MAPFRE amounted to €21,028.1 million. The small increase over the same period of the previous year is due primarily to the rise in interest rates, which reduced the market value of fixed income investments.

The net consolidated equity of CORPORACIÓN MAPFRE reached €3,370.5 million vs. €3,079.9 million at the end of the third quarter 2005. This figure has been affected positively by the results of the business units, and negatively by the reduction in the amount of the unrealised gains. Of this amount, €1,056.8 million corresponded to minority shareholders in subsidiaries, while €2,313.7 million corresponded to CORPORACION MAPFRE's shareholders. The consolidated equity per share was €9.7 as at September 2006 (€9.1 at year end 2005).

The consolidated balance sheet is shown below:

CORPORACIÓN MAPFRE

	9M 06	9M 05	% 06/05
ASSETS			
Goodwill	596.1	613.1	-2.8%
Fixed assets	535.7	472.9	13.3%
Investments	21,028.1	20,811.1	1.0%
Participation by reinsurance in technical reserves	1,778.3	1,341.7	32.5%
Other assets	5,098.6	4,228.1	20.6%
TOTAL ASSETS	**29,036.8**	**27,466.9**	5.7%
LIABILITIES			
Shareholders' Equity	2,313.7	2,124.4	8.9%
Minority interests	1,056.8	955.5	10.6%
Debt	632.7	403.1	57.0%
Technical reserves	21,159.7	20,048.3	5.5%
- Life insurance reserves	14,763.0	14,689.0	0.5%
- Other technical reserves	6,396.7	5,359.3	19.4%
Reserves for risks and expenses	130.3	181.0	-28.0%
Other liabilities	3,743.6	3,754.7	-0.3%
TOTAL LIABILITIES	**29,036.8**	**27,466.9**	5.7%

Million euros

MAPFRE S.A's pro forma investments reached €24,366.2 million, a 3.3% increase with respect to the same period of the previous year.

The pro forma balance sheet of MAPFRE S.A. is shown in the following table:

MAPFRE S.A. (pro forma)

	9M 06	9M 05	% 06/05
ASSETS			
Goodwill	**599.0**	614.9	-2.6%
Fixed assets	**1,109.2**	929.3	19.4%
Investments	**24,366.2**	23,580.2	3.3%
Participation of reinsurance in technical reserves	**1,778.9**	1,331.6	---
Other assets	**6,434.5**	5,586.4	15.2%
TOTAL ASSETS	**34,287.8**	32,042.4	7.0%
LIABILITIES			
Shareholders' equity	**3,876.8**	3,411.1	13.7%
Minority interests	**1,020.4**	910.5	12.1%
Debt	**734.5**	404.5	81.6%
Technical reserves	**23,897.4**	22,391.7	6.7%
- Life assurance reserves	**14,895.9**	14,687.0	1.4%
- Other technical reserves	**9,001.5**	7,704.7	16.8%
Reserves for risks and expenses	**189.7**	331.0	-42.7%
Other liabilities	**4,569.0**	4,593.6	-0.5%
TOTAL LIABILITIES	**34,287.8**	32,042.4	7.0%

Million euros

- **ACQUISITIONS, PROJECTS AND DISPOSALS**

The following investments were made in the third quarter of the year:

Direct investments

Two loans of €12 million and €30 million, respectively, were granted at market terms to MAPFRE AMÉRICA AND MAPFRE AMÉRICA VIDA. These companies used these funds to subscribe for two capital increases of like amounts carried out by their subsidiaries MAPFRE VERA CRUZ and MAPFRE VERA CRUZ VIDA to support the growth of their businesses.

Loans at market terms were granted to MAPFRE INMUEBLES for an amount of €19.2 million and to its subsidiary DESURCIC for an amount of €12.4 million.

Investments made by subsidiaries

MAPFRE AMÉRICA CAUCIÓN Y CRÉDITO, a subsidiary of MAPFRE CAUCIÓN Y CRÉDITO, incorporated its subsidiary MAPFRE SEGURADORA DE CREDITO A EXPORTAÇAO, S.A. (Brazil), by contributing 8.3 million of Brazilian reais (approximately €3 million).

MAPFRE REINSURANCE CORPORATION (USA), a subsidiary of MAPFRE RE, carried out a capital reduction of USD111 million. This operation is connected with the transfer to the parent company of the underwriting of the North American business and has no impact in the consolidated accounts of MAPFRE RE.

MAPFRE paid to the previous owners of its subsidiary ABRAXAS (UK) the part of the agredd price for the purchase of said company still pending payment. The amount paid was GBP2.7 million (approximately €4 million).

Financing

The investments detailed above were paid for with available cash and with the drawdown of €18.5 million from available lines of credit.

- **<u>CHANGE IN MAPFRE'S CORPORATE STRUCTURE</u>**

As announced on 30th May, MAPFRE is adopting a new corporate structure. All of the Group's activities and entities will be integrated via a capital increase under the present listed holding company CORPORACIÓN MAPFRE, which will be renamed as MAPFRE S.A.; FUNDACIÓN MAPFRE will hold the majority control of said listed holding company. With this reorganisation, MAPFRE submits itself entirely to the discipline and scrutiny of a listed company and ensures the proper valuation of all its business activities, thereby raising considerably its market capitalisation, as well as its financial flexibility.

The process leading to the transformation of MAPFRE's corporate structure continues to proceed according to schedule. In this respect, the following steps taken during the third quarter must be noted:

- the filing of the necessary administrative notifications and authorisation applications with the relevant bodies has begun;
- the identification process of those mutual members with the right to receive their corresponding liquidation share was completed, a total of 5,229,786 members having been identified;
- the value of the liquidation share was calculated at €73.40 or 23 shares (post split) of CORPORACIÓN MAPFRE (the future MAPFRE S.A.);
- the number of shares to be issued to mutual members in the reserved capital increase that CORPORACIÓN MAPFRE will carry out was set at 120,243,103. Therefore, CORPORACIÓN MAPFRE will issue a total of 1,080,820,633 new shares in the two capital increases through which the process leading to the change in the corporate structure will finalise.

Taking as a reference the usual timeframes needed to obtain the required regulatory approvals, this process is expected to conclude at the beginning of 2007.

♦ STAFF

As at 30th September 2006, CORPORACION MAPFRE, its subsidiaries and affiliates had a payroll of 21,114 employees, compared to 14,684 employees the previous year. This increase is due primarily to the inclusion of personnel from MAPFRE QUAVITAE employed in connection with activities run on behalf of the Public Administration (4,405 employees at September 2006). Eliminating this effect, the net increase amounted to 2,025 persons, mainly due to hirings at MAPFRE AMÉRICA and MAPRE ASISTENCIA, together with the consolidation of MAPFRE SERVICIO DE PREVENCIÓN and ENKEN ASISTENCIA SANITARIA within MAPFRE EMPRESAS.

The total staff figure consisted of 9,829 employees in Spain and 11,285 abroad.

The total number of employees of the future MAPFRE S.A. as at 30th September 2006 was 27,501, against 20,743 at the end of September 2005.

ADDITIONAL INFORMATION

LIFE ASSURANCE OPERATING UNIT [1]: Key figures

	9M 06	9M 05	% 06/05
Technical Reserves PGC/PCEA	**13,315.6**	12,641.8	5.3%
IFRS adjustments	**1,384.4**	2,012.7	-31.2%
Technical Reserves IFRS	**14,700.0**	14,654.5	0.3%
Mutual Funds	**3,652.1**	3,088.6	18.2%
Pension Funds	**1,374.3**	1,199.5	14.6%
Third-party funds under management	**19,726.4**	18,942.6	4.1%
Gross written and accepted premiums	**1,322.1**	1,334.4	-0.9%
Net premiums earned	**1,248.8**	1,273.7	-2.0%
Underwriting and financial result	**99.7**	95.1	4.8%
Other business activities	**38.2**	31.7	20.5%
Gross result [2]	**137.9**	126.8	8.8%
Net result	**90.5**	83.5	8.4%
Investments	**15,525.1**	15,627.0	-0.7%
Shareholders' equity	**628.0**	599.3	4.8%
Expense Ratio[3]	**0.9%**	0.9%	

Million euros

1) The figures for the third quarter of the previous year include the Life assurance business of MAPFRE EMPRESAS, which was transferred to MAPFRE VIDA in the fourth quarter of 2005, with retroactive effect from 01.01.2005.

2) Before taxes and minority interests.

3) Net operating expenses/average third-party funds under management (annualised).

LIFE ASSURANCE OPERATING UNIT: Breakdown of gross premiums written

	9M 06	9M 05	% 06/05
Regular Premiums	**283.2**	**296.4**	-4.5%
- Agents channel	260.8	265.4	-1.7%
- Bank channel	22.4	31.0	-27.7%
Single Premiums	**821.8**	**696.6**	18.0%
- Agents channel	342.7	250.7	36.7%
- Bank channel	479.1	445.9	7.4%
Life premiums - Savings	**1,105.0**	**993.0**	11.3%
Externalisation	**0.0**	**148.6**	---
- Agents channel	0.0	105.8	---
- Bank channel	0.0	42.8	---
Sub-total	**1,105.0**	**1,141.6**	-3.2%
Life Premiums - Protection	**217.1**	**192.8**	12.6%
- Agents channel	131.1	121.6	7.8%
- Bank channel	86.0	71.2	20.8%
TOTAL PREMIUMS	**1,322.1**	**1,334.4**	-0.9%
- Agents channel	734.6	743.5	-1.2%
- Bank channel	587.5	590.9	-0.6%

Million euros

LIFE ASSURANCE OPERATING UNIT: Breakdown of funds under management

	9M 06	9M 05	% 06/05
Regular premiums insurance	**4,512.1**	4,462.2	1.1%
- Agents channel	**4,151.4**	4,115.3	0.9%
- Bank channel	**360.7**	346.8	4.0%
Single premiums insurance	**9,714.3**	9,777.0	-0.6%
- Agents channel	**4,834.2**	5,042.1	-4.1%
- Bank channel	**4,880.1**	4,734.9	3.1%
Life assurance - Protection	**176.4**	144.1	22.4%
- Agents channel	**37.0**	33.0	12.1%
- Bank channel	**139.4**	111.1	25.5%
Mathematical reserves	**14,402.8**	14,383.3	0.1%
Other reserves	**297.3**	271.2	9.6%
TOTAL TECHNICAL RESERVES	**14,700.0**	14,654.5	0.3%
Mutual funds and managed portfolios	**3,652.1**	3,088.6	18.2%
Pension funds	**1,374.3**	1,199.5	14.6%
- Individual system	**1,213.2**	1,052.1	15.3%
- Employers' system	**161.1**	147.4	9.3%
TOTAL MANAGED SAVINGS	**19,726.4**	18,942.6	4.1%

Million euros

LIFE ASSURANCE OPERATING UNIT: variation in funds under management

	9M 06	9M 05
Technical reserves	**-21.0**	1,171.6
> Variation under PGC/PGEA (2)	**424.2**	483.2
Mutual funds	**555.0**	408.5
> Net sales	**49.0**	59.4
Pension funds	**86.9**	96.3
> Net sales	**30.5**	36.5

Million euros

MAPFRE SEGUROS GENERALES: Key figures

	9M 06	9M 05	% 06/05
Operating income	**958.7**	886.3	8.2%
- Burial insurance	**214.1**	204.5	4.7%
- Other business lines	**744.6**	681.8	9.2%
Net premiums earned	**775.3**	698.6	11.0%
Underwriting result	**68.8**	53.7	28.1%
Net financial income	**46.8**	40.2	16.4%
Other business activities	**4.9**	3.0	63.3%
Gross result (1)	**120.5**	96.9	24.4%
Net result	**79.4**	65.4	21.4%
Investments	**1,156.3**	947.6	22.0%
Technical reserves	**1,385.9**	1,187.9	16.7%
Shareholders' equity	**349.8**	305.9	14.4%
Non-life loss ratio(2)	**64.4%**	64.3%	
Non-life expense ratio(2)	**26.6%**	27.9%	
Non-life combined ratio(2)	**91.0%**	92.2%	

Million euros

1) Before taxes and minority interests.

2) Ratios as a % of net premiums earned.

MAPFRE EMPRESAS(1): Key figures

	9M 06	9M 05	% 06/05
Gross written and accepted premiums	**966.0**	858.4	12.5%
- Industrial business	**390.1**	367.6	6.1%
- Global Risks	**478.8**	397.5	20.5%
- Credit and Surety business	**97.1**	93.3	4.1%
Net premiums earned	**327.7**	293.1	11.8%
Underwriting result	**57.1**	25.5	123.9%
Net financial income	**34.1**	55.9	-39.0%
Other business activities	**2.3**	2.8	-17.9%
Gross result (2)	**93.5**	84.2	11.0%
Net result	**61.0**	59.4	2.7%
Investments	**1,162.1**	956.7	21.5%
Technical reserves	**2,152.0**	1,832.3	17.4%
Shareholders' equity	**307.6**	262.1	17.4%
Non-life loss ratio(3)	**67.3%**	76.8%	
Non-life expense ratio(3)(4)	**15.2%**	14.7%	
Non-life combined ratio(3)	**82.5%**	91.5%	

Million euros

1) The figures for the third quarter of 2005 do not include the Life assurance business, which was transferred to MAPFRE VIDA in the fourth quarter 2005, with retroactive effect from 01.01.2005.

2) Before taxes and minority interests.

3) Ratios as a % of net premiums earned.

4) Given the importance of credit opinion activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities of this subsidiary is added to the numerator of the expense ratio

MAPFRE CAJA SALUD: Key figures

	9M 06	9M 05	% 06/05
Gross written and accepted premiums	**387.8**	355.5	9.1%
- Agency network[1]	**367.0**	336.7	9.0%
- Bank network	**20.8**	18.8	10.6%
Net premiums earned	**288.8**	263.7	9.5%
Underwriting result	**14.4**	8.1	77.8%
Net financial income	**8.1**	6.6	22.7%
Other business activities	**-3.8**	-1.7	---
Gross result [2]	**18.7**	12.9	45.0%
Net result	**11.9**	8.1	46.9%
Investments	**80.8**	104.4	-22.6%
Technical reserves	**178.9**	159.8	12.0%
Shareholders' equity	**117.5**	104.6	12.3%
Non-life loss ratio[3]	**79.3%**	81.2%	
Non-life expense ratio[3]	**15.7%**	15.7%	
Non-life combined ratio[3]	**95.0%**	96.9%	

Million euros

1) Including brokers.

2) Before taxes and minority interests.

3) Ratios as a % of net premiums earned.

MAPFRE INMUEBLES: Key figures

	9M 06	9M 05	% 06/05
Operating revenues	**67.0**	25.3	164.8%
EBIT	**15.5**	2.1	---
Net financial income	**-5.9**	-0.3	---
Gross result[1]	**9.7**	1.8	---
Net result	**6.3**	1.1	---
Stock	**442.8**	113.7	---
Financial debt	**276.9**	95.2	190.9%
Shareholders' equity	**96.0**	42.9	123.8%
Buildable sq.m. (thousand)	**491.8**	160.7	---
Real estate units in stock	**4,529**	1,484	---
Real estate units under construction	**350**	266	31.6%
Number of developments in progress	**23**	9	155.6%
Developments in progress (land in thousand sq.m.)	**650.7**	129.0	---

Million euros

1) Before taxes and minority interests.

MAPFRE AMÉRICA: Key figures

	9M 06	9M 05	% 06/05
Gross written and accepted premiums	**1,536.9**	1,168.2	31.6%
Net premiums earned	**1,107.4**	878.9	26.0%
Underwriting result	**-28.7**	-21.5	-33.5%
Net financial income	**103.7**	89.3	16.1%
Other business activities	**-2.0**	-0.6	---
Gross result (1)	**73.0**	67.2	8.6%
Net result	**56.2**	51.4	9.3%
Investments	**1,390.3**	1,246.4	11.5%
Technical reserves	**1,401.9**	1,167.8	20.0%
Shareholders' equity	**795.3**	742.4	7.1%
Non-life loss ratio(2)	**68.0%**	67.5%	
Non-life expense ratio(2)	**34.6%**	34.9%	
Non-life combined ratio(2)	**102.6%**	102.4%	

Million euros

1) Before taxes and minority interests.

2) Ratios as a % of net premiums earned

MAPFRE RE: Key figures

	9M 06	9M 05	% 06/05
Gross written and accepted premiums	**1,093.7**	1,015.6	7.7%
- of which Life premiums	**75.5**	74.6	1.2%
Net premiums earned	**661.3**	656.1	0.8%
Underwriting result	**49.6**	20.8	138.5%
Net financial income	**46.9**	33.9	38.3%
Other business activities	**-1.4**	-2.4	-41.7%
Gross result (1)	**95.1**	52.2	82.2%
Net result	**64.0**	30.1	112.6%
Investments	**1,723.4**	1,628.6	5.8%
Technical reserves	**1,636.1**	1,447.8	13.0%
Shareholders' equity	**663.8**	648.1	2.4%
Non-life loss ratio(2)	**57.7%**	68.3%	
Non-life expense ratio(2)	**35.1%**	29.9%	
Non-life combined ratio(2)	**92.8%**	98.2%	

Million euros

1) Before taxes and minority interests

2) Ratios as a % of net premiums earned

MAPFRE ASISTENCIA: Key figures

	9M 06	9M 05	% 06/05
Operating income	**303.9**	261.0	16.4%
- Gross written and accepted premiums	**219.8**	189.7	15.9%
- Other income	**84.1**	71.3	18.0%
Net premiums earned	**176.3**	147.8	19.3%
Underwriting result	**11.1**	7.8	42.3%
Net financial income	**-1.5**	3.5	---
Other business activities	**0.1**	-1.8	---
Gross result [1]	**9.7**	9.5	2.1%
Net result	**6.8**	6.2	9.7%
Investments	**40.3**	30.9	30.4%
Technical reserves	**160.1**	123.6	29.5%
Shareholders' equity	**93.1**	89.9	3.6%
Non-life loss ratio[2]	**70.3%**	75.1%	
Non-life expense ratio[2]	**23.4%**	22.5%	
Non-life combined ratio[2]	**93.7%**	97.6%	

Million euros

1) Before taxes and minority interests.

2) Ratios as a % of net premiums earned

Contributed businesses: MAPFRE AUTOMOVILES - key figures[1]

	9M 06	9M 05	% 06/05
Gross written and accepted premiums	**1,770.7**	1,718.7	3.0%
Net premiums earned	**1,712.8**	1,612.8	6.2%
Underwriting result	**129.7**	177.1	-26.8%
Net financial income	**131.7**	83.3	58.1%
Other business activities	**18.6**	13.0	43.1%
Gross result[2]	**280.0**	273.5	2.4%
Net result	**188.4**	184.3	2.2%
Fixed assets	**303.0**	281.2	7.8%
Investments	**2,485.4**	2,226.2	11.6%
- Real estate	**421.2**	375.6	12.1%
- Other investments and cash	**2,064.2**	1,850.7	11.5%
Technical reserves	**2,377.8**	2,225.2	6.9%
Non-life loss ratio[3]	**78.6%**	76.7%	
Non-life expense ratio[3]	**13.8%**	12.3%	
Non-life combined ratio[3]	**92.4%**	89.0%	

Million euros

1) Individual accounts. The results of subsidiaries, which amounted to €3.9 million (€3.2 million as at 30.09.05) are not included.

2) Before taxes.

3) Ratios as a % of net premiums earned.

Contributed businesses: MAPFRE AGROPECUARIA - key figures

	9M 06	9M 05	% 06/05
Gross written and accepted premiums	**169.7**	146.2	16.1%
Net premiums earned	**158.9**	120.3	32.1%
Underwriting result	**10.5**	8.5	23.5%
Net financial income	**5.6**	3.2	75.0%
Other business activities	**-0.9**	-2.2	-59.1%
Gross result [1]	**15.2**	9.5	60.0%
Net result	**9.9**	6.2	59.7%
Investments	**212.6**	166.0	28.1%
Technical reserves	**183.9**	146.8	25.3%
Shareholders' equity	**115.1**	99.6	15.6%
Non-life loss ratio[2]	**72.4%**	71.2%	
Non-life expense ratio[2]	**21.1%**	21.7%	
Non-life combined ratio[2]	**93.5%**	92.9%	

Million euros

1) Before taxes.

2) Ratios as a % of net premiums earned.

Contributed businesses: BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE - key figures

	9M 06	9M 05	% 06/05
Net interest income	**62.8**	49.6	26.6%
Ordinary revenues	**64.8**	51.3	26.3%
Operating profits	**35.4**	25.9	36.7%
General provisions	**-27.2**	-13.1	107.6%
Profit before tax	**9.4**	14.5	-35.2%
Net attributable profit	**4.2**	8.3	-49.4%
Lending portfolio (net)	**4,288.5**	3,141.4	36.5%
Shareholders' equity	**300.1**	233.3	28.6%
Cost/income ratio [1]	**43.5%**	46.6%	
NPL ratio	**1.4%**	1.4%	
Coverage ratio	**159.5%**	167.3%	
BIS ratio	**8.5%**	9.8%	

Million euros

1) Operating expenses / Ordinary revenues

Contributed businesses: MAPFRE SEGUROS GERAIS - key figures

	9M 06	9M 05	% 06/05
Primas emitidas y aceptadas	**78.5**	74.7	5.1%
Primas imputadas netas	**63.3**	58.8	7.7%
Resultado de suscripción total	**0.0**	4.2	-100.0%
Resultado financiero total	**5.3**	3.0	76.7%
Otros resultados	**0.0**	-0.6	-100.0%
Beneficio bruto (1)	**5.3**	6.5	-18.5%
Resultado neto	**3.4**	4.3	-20.9%
Inversiones	**111.2**	90.2	23.3%
Provisiones técnicas	**108.3**	91.3	18.6%
Fondos Propios	**69.9**	68.8	1.6%
Siniestralidad No Vida(2)	**75.2%**	69.2%	
Ratio de Gastos No Vida(2)	**24.8%**	23.7%	
Ratio Combinado No Vida(2)	**100.0%**	92.9%	

Million euros

1) Before taxes.

2) Ratios as a % of net premiums earned.

Contributed businesses: MAPFRE AMÉRICA VIDA - key figures

	9M 06	9M 05	% 06/05
Gross written and accepted premiums	**309.2**	197.8	56.3%
Net premiums earned	**279.8**	169.6	65.0%
Underwriting result	**6.1**	1.0	---
Gross result (1)	**6.3**	2.4	162.5%
Net result	**3.5**	2.1	66.7%
Investments	**430.0**	319.2	34.7%
Technical reserves	**405.5**	309.3	31.1%
Shareholders' equity	**76.6**	73.2	4.6%
Expense ratio (2)	**46.0%**	31.6%	

Million euros

1) Before taxes and minority interests.

2) Operating expenses/ average technical reserves (annualised)

CORPORACIÓN MAPFRE: Statement of changes in equity

STATEMENT OF CHANGES IN EQUITY	Share capital	Reserves	Valuation adjusts.	Translation differences	Result	Minority interests	Total Equity
Balance as at 30/06/06	**119.5**	**1,787.1**	**101.4**	**1.4**	**164.3**	**994.6**	**3,168.3**
Distribution of result		-4.6				-21.7	-26.3
Additions and deductions *accounted for directly in equity*[1]		-8.6	58.5	17.5		36.8	104.2
Quarterly result					77.2	47.1	124.3
Balance as at 30/09/06	**119.5**	**1,773.9**	**159.9**	**18.9**	**241.5**	**1,056.8**	**3,370.5**

Million euros

1) Includes, net of tax the results arising from: changes in the market value of investments available for sale; coverage of cash flows; exchange rate differences; other items.

MAPFRE S.A.: Reconciliation with the results of SISTEMA MAPFRE

	9M 06	9M 05
Result before tax and minority shareholders - MAPFRE S.A.	**866.9**	**718.5**
Taxes	-244.4	-197.4
Result after tax	**622.5**	**521.1**
Result attributable to minority shareholders	-246.2	-192.2
Result after tax and minority shareholders - SISTEMA MAPFRE	**376.3**	**328.9**

Million euros

CORPORACIÓN MAPFRE / MAPFRE S.A.: Amounts eliminated upon consolidation

	Technical reserves		Gross written and accepted premiums	
	9M 06	9M 05	**9M 06**	9M 05
CORPORACIÓN MAPFRE	**496.6**	546.7	**415.6**	406.7
MAPFRE RE	**454.3**	425.1	**376.8**	352.2
Other adjustments	**42.3**	121.6	**38.8**	54.5
CONTRIBUTED BUSINESSES	**68.1**	71.9	**56.0**	53.3
MAPFRE RE	**37.2**	29.6	**27.6**	28.9
Other adjustments	**30.9**	42.3	**28.4**	24.4
MAPFRE S.A. (pro forma)	**564.7**	618.6	**471.6**	460.0

Million euros

CORPORACIÓN MAPFRE: Breakdown of equity by Units and Businesses

	Equity					
	9M 06		9M 05			
	Share of		Share of		% Var.	
	Controlling shareholder	Minorities	Controlling shareholder	Minorities	Controlling shareholder	Minorities
MAPFRE VIDA	320.3	307.7	305.6	293.7	4.8%	4.8%
MAPFRE SEGUROS GENERALES	178.4	171.4	156.0	149.9	14.4%	14.3%
MAPFRE EMPRESAS	156.9	150.7	133.7	128.4	17.4%	17.3%
MAPFRE CAJA SALUD	59.9	57.6	53.4	51.2	12.2%	12.4%
Consolidation adjustments/minority intere	133.5	128.3	118.7	114.2	12.5%	12.4%
MAPFRE-CAJA MADRID	849.0	815.6	767.4	737.4	10.6%	10.6%
MAPFRE AMÉRICA	691.9	103.4	649.3	93.1	6.6%	11.0%
MAPFRE RE	584.1	79.7	569.7	78.4	2.5%	1.6%
MAPFRE ASISTENCIA	93.1	---	89.9	---	3.5%	—
OTHER COMPANIES	181.7	18.7	91.2	17.7	99.2%	5.8%
Consolidation adjustments/minority intere	-86.1	39.4	-43.1	28.9	99.7%	36.2%
CORPORACIÓN MAPFRE	**2,313.7**	**1,056.8**	**2,124.4**	**955.5**	8.9%	10.6%

Million euros

CONTRIBUTED BUSINESSES: Pro forma income statement

	9M 06	9M 05	% Var.
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	1,974.9	1,926.5	2.5%
Premiums earned, net of ceded and retroceded reinsurance	1,931.1	1,808.6	6.8%
Net claims incurred and variation in other technical provisions	-1,500.2	-1,375.5	9.1%
Operating expenses, net of reinsurance	-274.3	-233.6	17.4%
Other technical income and expenses	-16.7	-12.9	29.5%
Technical result	139.9	186.6	-25.0%
Net financial income	143.8	92.8	55.0%
Other non-technical income and expenses	17.7	-1.7	---
Result of Non-life business	**301.4**	**277.7**	**8.5%**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	309.2	197.8	56.3%
Premiums earned, net of ceded and retroceded reinsurance	279.8	169.6	65.0%
Net claims incurred and variation in other technical provisions	-167.6	-108.8	54.0%
Operating expenses, net of reinsurance	-123.4	-73.5	67.9%
Other technical income and expenses	0.1	0.2	-50.0%
Technical result	-11.1	-12.5	-11.2%
Net financial income	17.2	13.5	27.4%
Unrealised gains and losses in Unit Linked products	0.0	0.0	---
Other non-technical income and expenses	0.2	1.4	---
Result of Life business	**6.3**	**2.4**	**162.5%**
OTHER BUSINESS ACTIVITIES			
Operating income	66.5	73.5	-9.5%
Operating expenses	-62.2	-69.8	-10.9%
Net financial income	0.8	0.6	33.3%
Results from minority shareholdings	2.2	0.0	---
Other net income	0.0	-0.3	---
Results from other business activities	**7.3**	**4.0**	**82.5%**
Result before tax and minority shareholders	**315.0**	**284.1**	**10.9%**
Taxes	-97.0	-89.5	8.4%
Result after tax	**218.0**	**194.6**	**12.0%**
Result attributable to minority shareholders	-2.8	1.9	---
Result after tax and minority shareholders	**215.2**	**196.6**	**9.5%**
Non-life loss ratio (1)	77.7%	76.1%	
Non-life expense ratio (1)	15.1%	13.6%	
Non-life combined ratio (1)	92.8%	89.7%	

Million euros

1) Ratios calculated over net premiums earned

CONTRIBUTED BUSINESSES: Pro forma balance sheet

	9M 06	9M 05	% 06/05
ASSETS			
Goodwill	**2.9**	1.8	61.1%
Fixed assets	**573.5**	456.3	25.7%
Investments	**3,333.0**	2,763.0	20.6%
Participation of reinsurance in technical reserves [(1)]	**0.6**	-10.1	---
Other assets	**957.0**	980.6	-2.4%
TOTAL ASSETS	**4,867.1**	4,191.7	16.1%
LIABILITIES			
Shareholders' equity	**1,179.3**	902.9	30.6%
Minority interests [(1)]	**-36.4**	-45.1	-19.3%
Debt	**101.8**	1.4	---
Technical reserves	**3,010.4**	2,654.6	13.4%
- Life assurance reserves	**405.5**	309.3	31.1%
- Other technical reserves	**2,604.9**	2,345.3	11.1%
Reserves for risks and expenses	**59.4**	150.0	-60.4%
Other liabilities	**552.6**	527.8	4.7%
TOTAL LIABILITIES	**4,867.1**	4,191.7	16.1%

Million euros

CORPORACIÓN MAPFRE: Current organisational chart



MAPFRE MUTUALIDAD
Motor insurance business
49%
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE
100%
MAPFRE AGROPECUARIA
55%
CORPORACIÓN MAPFRE
75%
MAPFRE SEGUROS GERAIS
88%
MAPFRE AMÉRICA VIDA
OTHER SUBSIDIARIES
51%
MAPFRE CAJA MADRID HOLDING
MAPFRE SEGUROS GENERALES
100%
100%
MAPFRE VIDA
MAPFRE INVERSIÓN
MAPFRE VIDA PENSIONES
MAPFRE EMPRESAS
100%
100%
MAPFRE CAJA SALUD
100%
MAPFRE CAUCIÓN Y CRÉDITO
GESMADRID
CAJA MADRID BOLSA
CAJA MADRID PENSIONES
30%
100 %
MAPFRE INMUEBLES
87 %
MAPFRE AMÉRICA
88%
MAPFRE RE
100%
MAPFRE ASISTENCIA
100 %
MAPFRE INTERNACIONAL
DOMESTIC BUSINESSES
INTERNATIONAL BUSINESSES

MAPFRE S:A.: Expected organisational chart


FUNDACIÓN MAPFRE
100%
CARTERA MAPFRE
> 71%
MAPFRE S.A.
51%
MAPFRE CAJA MADRID HOLDING
100 %
MAPFRE AUTOMÓVILES
100 %
RED MAPFRE
87 %
MAPFRE AMÉRICA
88%
MAPFRE RE
100 %
MAPFRE ASISTENCIA
MAPFRE SEGUROS GENERALES
100%
100%
MAPFRE VIDA
MAPFRE INVERSIÓN
MAPFRE VIDA PENSIONES
100%
MAPFRE INMUEBLES
100%
MAPFRE AGRO-PECUARIA
88%
MAPFRE AMÉRICA VIDA
100%
MAPFRE SEGUROS GERAIS
100%
MAPFRE INTERNA-CIONAL
MAPFRE EMPRESAS
100%
100%
MAPFRE CAJA SALUD
49%
100%
MAPFRE CAUCIÓN Y CRÉDITO
GESMADRID
CAJA MADRID BOLSA
CAJA MADRID PENSIONES
30%
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE
OTHER SUBSIDIARIES
DOMESTIC BUSINESSES
INTERNATIONAL BUSINESSES

A presentation for analysts and investors, that complements and completes the information contained herein, is simultaneously being released (accessible at www.mapfre.com).

C) BASIS OF PRESENTATION AND VALUATION CRITERIA

The consolidated financial statements included herein have been prepared in accordance with International Financial Reporting Standards

D) DIVIDENDS DISTRIBUTED DURING THE PERIOD

		% based on nominal	Euros per Share	Amount (€ '000)
1. Ordinary Shares	3100	30	0.15	35,835
2. Preference Shares	3110	--	--	--
3. Redeemable Shares	3115	--	--	--
4. Non-voting Shares	3120	--	--	--

Further information on dividend payments (interim, supplementary, etc.)

The following dividends were paid in the fiscal year:

Supplementary dividend, paid out of the results for fiscal year 2005 on 5 May 2006; shares numbered 1 to 238,900,706 collected €0.15 gross per share.

PRESS RELEASE

MAPFRE

MAPFRE RECORDED A PROFIT BEFORE TAX OF €867 MILLION AT THE CLOSE OF SEPTEMBER 2006, A 20.7% INCREASE OVER 2005*

CORPORACIÓN MAPFRE, the Group's listed holding company, increased its net profit by 28.1% to €241.5 million

MAPFRE has released today its results for the first nine months of 2006, in which the Group has increased its profit before tax and minorities by 20.7% to €866.9 million, the following aspects being noteworthy:

- Total revenues for the Group reached €10,089.7 million, a figure 10.1% larger than that of 2005.
- Insurance and reinsurance premiums amounted to €8,378.9 million, an 11.2% increase.
- The revenues of the America Operating Unit grew 34%, exceeding €2,020 million in the first nine months of 2006.
- The *pro forma* net profit of the future MAPFRE S.A., including the businesses that will be contributed to CORPORACIÓN MAPFRE, reached €456.6 million.

---

* This figure corresponds to the consolidated profit before tax and minority interests of SISTEMA MAPFRE, which coincides with the pro forma profit of the future MAPFRE S.A.

MAPFRE

1. Group´s profit

At the close of September 2006, MAPFRE recorded total revenues of €10,089.7 million, a 10.1% increase, €8.378,9 million of which corresponded to insurance and reinsurance premiums (an 11.2% increase). It is worth noting the growth in Non-life insurance premiums, which increased 12.5% to €6.685 million.

Third-party funds managed in Life Insurance and Savings Products reached €20,226.3 million.

The consolidated profit before tax and minority interests of the Group was €866.9 million, an increase of 20,7%. The figure coincides with the *pro forma* profit before tax and minority interests of the future MAPFRE S.A., whose *pro forma* net profit, after tax and minority interests, was €456,6 million.

2. CORPORACIÓN MAPFRE increased its profit by 28.1%

CORPORACIÓN MAPFRE, the listed holding company for most of the Group´s subsidiaries, filed today with the Nacional Securities' Markets Commission ("Comisión Nacional del Mercado de Valores" or "CNMV") a report on its results at the close of September 2006, which likewise evolved positively. The total revenues of CORPORACIÓN MAPFRE and its subsidiaries for the January – September period reached €7,496.8, a 10.1% increase over the same period of the previous year.

The consolidated profit before tax and minority interests was €551.9 million, a 27.1% increase, and the net attributable result was €241.5 million, exceeding the figure for the first nine months of the previous year by 28.1%.

The total volume of premiums written at the close of September 2006 grew 12.7% to €6,094.8 million. In Spain, it is worth noting the growth in the volume of Non-life premiums in the Commercial (12.5%), Health (9.1%) and General Insurance Operating Units (8.2%).

MAPFRE

Among the subsidiaries of CORPORACIÓN MAPFRE that operate abroad, it is worth noting the premiums figure of MAPFRE AMÉRICA, which reached €1,536.9 million, an increase of 31.6% over the same period of the previous year, reflecting growth across all countries, especially Brazil (57.1%), Argentina (38.6%) and Mexico (36.3%). It is worth underscoring the increase in the net profit of MAPFRE RE to €64 million, that more than doubles the result recorded in 2005.

As announced, the 5-for-1 share split will become effective on 28th October, so that the nominal value of each share of CORPORACIÓN MAPFRE will be €0.1, and the number of shares in issue will change from 238,900,706 to 1,194,503,530.

The board of directors of CORPORACIÓN MAPFRE has resolved to pay from the forthcoming 17th November onwards an interim dividend out of the results for fiscal year 2006 of €0.20 gross per share (€0.04 gross per share after the split).

Any interested party may follow through the corporate web page (www.mapfre.com) the presentations that will be held today at 16:00 BST/ 17:00 CET (in English) and at 17:30 BST/18:30 CET (in Spanish).

October 26th 2006, Madrid

For further information, please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone +34 91 581 81 96 or +34 91 587 46 53, fax +34 91 581 83 82, e-mail susanadiaz@mapfre.com; joaquinhernandez@mapfre.com).

FINANCIAL INFORMATION FOR THE MAPFRE GROUP AS AT 30.09.2006

1. Consolidated Income Statement for the MAPFRE group (IFRS)

ITEMS	€ million		% Variation
	2006	2005	05 / 04
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	6,685.0	5,944.0	12.5
Premiums earned, net of ceded and retroceded reinsurance	5,214.4	4,708.9	10.7
Net claims incurred and variation in other technical provisions	(3,675.1)	(3,385.4)	8.6
Net operating expenses	(1,166.3)	(997.5)	16.9
Other technical income and expenses	(57.9)	(50.3)	15.1
TECHNICAL RESULT	**315.1**	**275.7**	**14.3**
Net financial and other non-technical income	395.8	314.3	25.9
Result of the Non-life business	**710.9**	**590.0**	**20.5**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	1,693.9	1,588.4	6.6
Premiums earned, net of ceded and retroceded reinsurance	1,597.6	1,486.2	7.5
Net claims incurred and variation in other technical provisions	(1,732.6)	(1,868.0)	(7.2)
Net operating expenses	(245.2)	(188.7)	29.9
Other technical income and expenses	(4.3)	(7.8)	(44.9)
TECHNICAL RESULT	**(384.5)**	**(578.3)**	**(33.5)**
Net financial and other non-technical income	490.1	646.2	(24.2)
Unrealised gains and losses in unit-linked investments	14.5	22.4	(35.3)
Result of the Life business	**120.1**	**90.3**	**33.0**
OTHER BUSINESS ACTIVITIES			
Operating income	374.4	266.3	40.6
Operating expenses	(337.9)	(233.0)	45.0
Other income and expenses	(0.6)	4.9	-
Result of the Other Business Activities	**35.9**	**38.2**	**(6.0)**
Result before tax and minority interests	**866.9**	**718.5**	**20.7**
Taxes	(272.6)	(224.6)	21.4
Result after tax	**594.3**	**493.9**	**20.3**
Result attributable to minority interests	(137.7)	(108.8)	26.6
Result attributable to MAPFRE S.A.	**456.6**	**385.1**	**18.6**

2. Consolidated results of CORPORACION MAPFRE (IFRS)

COMPANIES	€ million		% Variation
	2006	2005	06 / 05
Subsidiaries of MAPFRE-CAJA MADRID HOLDING			
MAPFRE VIDA	137.9	126.8	8.8
MAPFRE SEGUROS GENERALES	120.5	96.9	24.4
MAPFRE EMPRESAS	93.5	84.2	11.0
MAPFRE CAJA SALUD	18.7	12.9	45.0
Other subsidiaries of CORPORACION MAPFRE			
MAPFRE AMERICA	73.0	67.2	8.6
MAPFRE RE	95.1	52.2	82.2
MAPFRE ASISTENCIA	9.7	9.5	2.1
TOTAL SUBSIDIARIES	**548.4**	**449.7**	**21.9**
Consolidation adjustments and other items	3.5	(15.4)	-
Result before tax and minority interests	**551.9**	**434.3**	**27.1**
Taxes	(175.5)	(135.1)	29.9
Result after tax	**376.4**	**299.2**	**25.8**
Result attributable to minority interests	(134.9)	(110.7)	21.9
Result attributable to CORPORACION MAPFRE	**241.5**	**188.5**	**28.1**

CORPORACIÓN MAPFRE
Third quarter 2006 results

MAPFRE



Madrid, 26th October 2006

Executive summary

- During the third quarter of 2006, the business activities of CORPORACIÓN MAPFRE and its subsidiaries developed positively:
  - Non-life direct insurance and accepted reinsurance premiums stood at €4,710.1 million, a 17.2% increase;
  - Managed savings reached €19,789.4 million, equivalent to a growth of 4.3% (8.5% excluding the impact of shadow accounting);
  - MAPFRE AMERICA recorded a premiums volume of €1,536.9 million, a 31.6% increase;
  - Reinsurance premiums accepted by MAPFRE RE rose by 7.7% to €1,093.7 million.
- The net consolidated profit increased 28.1% with respect to the same period of the previous year, reaching €241.5 million.
- The pro forma consolidated income statement of MAPFRE S.A. to 30th September 2006 shows a net profit of €456.6 million, an 18.6% increase.
- As approved by the General Shareholders' Meeting held on 27th April 2006, the 5-for-1 share split will become effective on 28th October. As a consequence, the nominal value of each share will be €0.1 (currently €0.5), while the number of shares in issue will change from the present 238,900,706 to 1,194,503,530.
- In August, rating agency A.M. Best affirmed the 'A+/positive outlook' ratings assigned to MAPFRE MUTUALIDAD and MAPFRE RE, as well as the 'aa-/ stable outlook' rating assigned to the debt issued by CORPORACIÓN MAPFRE. Likewise, in September rating agency Moody's Investors Service affirmed the 'A1/stable outlook' rating assigned to MAPFRE ASISTENCIA.

Payment of the interim dividend for fiscal year 2006

- The Board of Directors, in its meeting held on 26th October, has resolved to pay from the forthcoming 17th November onwards an interim dividend out of the results for fiscal year 2006 of €0.04 gross per share (equivalent to €0.2 gross per share before the split) to shares numbered from 1 to 1,194,503,530, both inclusive.

- Therefore, the dividends paid in 2006 will total €0.07 gross per share (equivalent to €0.35 gross per share before the split), a 20.7% increase over the amount paid in 2005.

Change in MAPFRE's corporate structure

- As announced on 30th May, MAPFRE is adopting a new corporate structure. All of the Group's activities and entities will be integrated via a capital increase under the present listed holding company CORPORACIÓN MAPFRE, which will be renamed as MAPFRE S.A.; FUNDACIÓN MAPFRE will hold the majority control of said listed holding company. With this reorganisation, MAPFRE submits itself entirely to the discipline and scrutiny of a listed company and ensures the proper valuation of all its business activities, thereby raising considerably its market capitalisation, as well as its financial flexibility.

- The process leading to the transformation of MAPFRE's corporate structure continues to proceed according to schedule. In this respect, the following steps taken during the third quarter must be noted:
  - the filing of the necessary administrative notifications and authorisation applications with the relevant bodies has begun;
  - the identification process of those mutual members with the right to receive their corresponding liquidation share was completed, a total of 5,229,786 members having been identified;
  - the value of the liquidation share was calculated at €73.40 or 23 shares (post split) of CORPORACIÓN MAPFRE (the future MAPFRE S.A.);
  - the number of shares to be issued to mutual members in the reserved capital increase that CORPORACIÓN MAPFRE will carry out was set at 120,243,103. Therefore, CORPORACIÓN MAPFRE will issue a total of 1,080,820,633 new shares in the two capital increases through which the process leading to the change in the corporate structure will finalise.

- Taking as a reference the usual timeframe needed to obtain the required regulatory approvals, this process is expected to conclude at the beginning of 2007.

Key operating figures

- The following table shows the development of the key operating figures of MAPFRE's main units and subsidiaries:

	Revenues	% Var.	Net profit	% Var.	Combined ratio [1] 9M 06	Combined ratio [1] 9M 05
LIFE AND SAVINGS	**2,068.8**	-5.4%	**90.5**	8.4%	**0.9%**	0.9%
GENERAL INSURANCE	**1,036.2**	4.0%	**79.4**	21.4%	**91.0%**	92.2%
COMMERCIAL INSURANCE	**1,046.6**	9.8%	**61.0**	2.7%	**82.5%**	91.5%
HEALTH	**404.1**	11.1%	**11.9**	46.9%	**95.0%**	96.9%
AMÉRICA	**1,675.5**	29.3%	**56.2**	9.3%	**102.6%**	102.4%
RE	**1,214.3**	8.7%	**64.0**	112.6%	**92.8%**	98.2%
ASISTENCIA	**310.4**	15.6%	**6.8**	9.7%	**93.7%**	97.6%
CORPORACIÓN MAPFRE	**7,496.8**	10.1%	**241.5**	28.1%	**94.6%**	96.9%
MAPFRE AUTOMÓVILES	**2,042.6**	5.9%	**188.4**	2.2%	**92.4%**	89.0%
MAPFRE AGROPECUARIA	**179.4**	17.6%	**9.9**	59.7%	**93.5%**	92.9%
MAPFRE SEGUROS GERAIS	**88.5**	13.3%	**3.4**	-20.9%	**100.0%**	92.9%
MAPFRE AMÉRICA VIDA	**345.1**	54.5%	**3.5**	66.7%	**46.0%**	38.1%
MAPFRE S.A. (pro forma)	**10,089.7**	10.1%	**456.6**	18.6%	**94.0%**	94.1%

1) The figures for the LIFE AND SAVINGS OPERATING UNIT and MAPFRE AMERICA VIDA correspond to the expense ratio as a percentage of average third-party funds under management (annualised).

Million euros



CORPORACIÓN MAPFRE:
Key figures

MAPFRE

	9M 06	9M 05	% 06/05
Non-Life gross written and accepted premiums	**4,710.1**	4,017.5	17.2%
Life gross written and accepted premiums	**1,384.7**	1,390.6	-0.4%
Total gross written and accepted premiums	**6,094.8**	5,408.1	12.7%
Net income, group share	**241.5**	188.5	28.1%
Total assets	**29,036.8**	27,466.9	5.7%
Managed savings (1)	**19,789.4**	18,977.1	4.3%
Shareholders' equity	**2,313.7**	2,124.4	8.9%
Financial debt	**632.7**	403.1	57.0%
Market capitalisation	**3,937.1**	3,411.5	15.4%
Number of shares	**238,900,706**	238,900,706	---
Earnings per share	**1.01**	0.79	28.1%
Employees	**21,114**	14,684	43.8%
Non-life loss ratio (2)	**66.2%**	69.3%	
Non-life expense ratio (2)	**28.4%**	27.6%	
Non-life combined ratio (2)	**94.6%**	96.9%	

1) Includes: Life technical reserves, mutual and pension funds. It does not include funds managed by CAJA MADRID's asset management subsidiaries.
2) Ratios calculated as a percentage of net premiums earned.

Million euros

Section I Key facts

Section II Financial information

Section III Business development

Appendix

Calendar and contacts

Net consolidated revenues

	Written and accepted premiums			Income from Investments			Other income			Total Revenues		
	9M 06	9M 05	% Var.	9M 06	9M 05	% Var.	9M 06	9M 05	% Var.	9M 06	9M 05	% Var.
LIFE AND SAVINGS	1,322.1	1,334.4	-0.9%	683.0	776.3	-12.0%	63.7	76.7	-16.9%	2,068.8	2,187.4	-5.4%
GENERAL INSURANCE	958.7	886.3	8.2%	56.7	93.6	-39.4%	20.8	16.9	23.1%	1,036.2	996.8	4.0%
COMMERCIAL INSURANCE	966.0	858.4	12.5%	54.0	66.6	-18.9%	26.6	28.1	-5.3%	1,046.6	953.1	9.8%
HEALTH	387.8	355.5	9.1%	9.1	6.9	31.9%	7.2	1.3	---	404.1	363.7	11.1%
Holding (non consolidated)	---	---	---	93.8	199.6	-53.0%	0.0	0.3	---	93.8	199.9	-53.1%
Consolidation adjustments	-1.0	-2.2	---	-105.8	-261.8	-59.6%	-1.4	7.5	-118.7%	-107.2	-256.5	-58.2%
MAPFRE-CAJA MADRID	3,633.6	3,432.4	5.9%	790.8	881.2	-10.3%	116.9	130.8	-10.6%	4,541.3	4,444.4	2.2%
INMUEBLES	---	---	---	0.2	0.4	-50.0%	67.0	25.3	164.8%	67.2	25.7	161.5%
QUAVITAE	---	---	---	0.0	---	---	76.5	58.5	30.8%	76.5	58.5	30.8%
Domestic Business	3,633.6	3,432.4	5.9%	791.0	881.6	-10.3%	260.4	214.6	21.3%	4,685.0	4,528.6	3.5%
AMERICA	1,536.9	1,168.2	31.6%	132.0	105.8	24.8%	6.6	21.7	-69.6%	1,675.5	1,295.7	29.3%
RE	1,093.7	1,015.6	7.7%	118.7	99.9	18.8%	1.9	1.5	26.7%	1,214.3	1,117.0	8.7%
ASISTENCIA	219.8	189.7	15.9%	6.5	7.5	-13.3%	84.1	71.3	18.0%	310.4	268.5	15.6%
MAPFRE INTERNACIONAL(1)	26.4	9.9	166.7%	3.1	1.0	---	0.2	---	---	29.7	10.9	172.5%
Consolidation adjustments	-415.6	-407.7	1.9%	---	---	---	---	---	---	-415.6	-407.7	1.9%
International Business	2,461.2	1,975.7	24.6%	260.3	214.2	21.5%	92.8	94.5	-1.8%	2,814.3	2,284.4	23.2%
Holding (non consolidated)	---	---	---	90.9	164.6	-44.8%	1.0	2.9	-65.5%	91.9	167.5	-45.1%
Consolidation adjustments and other companies	---	---	---	-88.3	-158.8	-44.4%	-6.1	-10.9	-44.0%	-94.4	-169.7	-44.4%
CORPORACIÓN MAPFRE	6,094.8	5,408.1	12.7%	1,053.9	1,101.6	-4.3%	348.1	301.1	15.6%	7,496.8	6,810.8	10.1%
MAPFRE AUTOMÓVILES	1,770.7	1,718.7	3.0%	161.2	104.2	54.7%	110.7	105.9	4.5%	2,042.6	1,928.7	5.9%
MAPFRE AGROPECUARIA	169.7	146.2	16.1%	7.6	4.9	55.1%	2.1	1.4	50.0%	179.4	152.5	17.6%
MAPFRE SEGUROS GERAIS	78.5	74.7	5.1%	7.8	3.0	160.0%	2.2	0.4	---	88.5	78.1	13.3%
MAPFRE AMÉRICA VIDA	309.2	197.8	56.3%	34.4	22.3	54.3%	1.5	3.2	-53.1%	345.1	223.3	54.5%
Consolidation adjustments and other companies	-44.0	-13.1	---	4.2	34.2	-87.7%	-22.9	-48.3	-52.6%	-62.7	-27.2	---
MAPFRE S.A. (pro forma)	8,378.9	7,532.4	11.2%	1,269.1	1270.1	-0.1%	441.7	363.7	21.4%	10,089.7	9,166.2	10.1%

Million euros

1) The figures for the third quarter of 2005 correspond to MAPFRE INSULAR. Figures for the third quarter of 2006 correspond to MAPFRE USA and MAPFRE INSULAR.

MAPFRE

Breakdown of premiums in Spain by distribution channel

	AGENTS CHANNEL			CAJA MADRID BANK CHANNEL			TOTAL		
	9M 06	9M 05	% Var.	**9M 06**	9M 05	% Var.	**9M 06**	9M 05	% Var.
LIFE	734.6	743.5	-1.2%	587.5	590.9	-0.6%	1,322.1	1,334.4	-0.9%
GENERAL INSURANCE	851.4	807.2	5.5%	107.3	79.1	35.7%	958.7	886.3	8.2%
COMMERCIAL INSURANCE	945.5	838.4	12.8%	20.5	20.0	2.5%	966.0	858.4	12.5%
HEALTH	367.0	336.7	9.0%	20.8	18.8	10.6%	387.8	355.5	9.1%
Consolidation adjustments							-1.0	-2.3	---
MAPFRE-CAJA MADRID	2,898.5	2,725.9	6.3%	736.1	708.8	3.9%	3,633.6	3,432.4	5.9%
MAPFRE AUTOMÓVILES [1]	1,745.9	1,698.1	2.8%	24.8	20.6	20.4%	1,770.7	1,718.7	3.0%
MAPFRE AGROPECUARIA [1]	169.5	146.0	16.1%	0.2	0.2	---	169.7	146.2	16.1%
Consolidation adjustments							---	---	---
MAPFRE S.A. (pro forma)	4,813.9	4,570.0	5.3%	761.1	729.6	4.3%	5,574.0	5,297.3	5.2%

1) Businesses which will be contributed to CORPORACIÓN MAPFRE (future MAPFRE S.A.).

Million euros

CORPORACIÓN MAPFRE:
Consolidated income statement

MAPFRE

	9M 06	9M 05	% Var.
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	4,710.1	4,017.5	17.2%
Premiums earned, net of ceded and retroceded reinsurance	3,283.3	2,900.3	13.2%
Net claims incurred and variation in other technical provisions	-2,174.9	-2,009.9	8.2%
Operating expenses, net of reinsurance	-892.0	-763.9	16.8%
Other technical income and expenses	-41.2	-37.3	10.5%
Technical result	175.2	89.2	96.4%
Net financial income	231.0	205.2	12.6%
Other non-technical income and expenses	3.3	18.0	-81.7%
Result of Non-life business	**409.5**	**312.4**	**31.1%**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	1,384.7	1,390.6	-0.4%
Premiums earned, net of ceded and retroceded reinsurance	1,317.7	1,316.6	0.1%
Net claims incurred and variation in other technical provisions	-1,565.0	-1,759.2	-11.0%
Operating expenses, net of reinsurance	-121.8	-115.2	5.7%
Other technical income and expenses	-4.3	-8.0	-46.3%
Technical result	-373.4	-565.8	-34.0%
Net financial income	471.7	639.3	-26.2%
Unrealised gains and losses in Unit Linked products	14.5	22.4	-35.3%
Other non-technical income and expenses	1.0	-8.0	-112.5%
Result of Life business	**113.8**	**87.9**	**29.5%**
OTHER BUSINESS ACTIVITIES			
Operating income	307.9	192.8	59.7%
Operating expenses	-275.7	-163.2	68.9%
Net financial income	-11.1	-4.5	146.7%
Results from minority shareholdings	7.7	6.0	28.3%
Other net income	-0.2	2.9	-106.9%
Results from other business activities	**28.6**	**34.0**	**-15.9%**
Result before tax and minority shareholders	**551.9**	**434.3**	**27.1%**
Taxes	-175.5	-135.1	29.9%
Result after tax	**376.4**	**299.2**	**25.8%**
Result attributable to minority shareholders	-134.9	-110.7	21.9%
Result after tax and minority shareholders	**241.5**	**188.5**	**28.1%**
Non-life loss ratio (2)	66.2%	69.3%	
Non-life expense ratio (2)	28.4%	27.6%	
Non-life combined ratio (2)	94.6%	96.9%	
Life expense ratio (2)	1.1%	1.0%	

1) Ratios calculated over net premiums earned.
2) Net operating expenses/average third-party funds under management (annualised).

Million euros

CORPORACIÓN MAPFRE:
Balance sheet

	9M 06	9M 05	% 06/05
ASSETS			
Goodwill	596.1	613.1	-2.8%
Fixed assets	535.7	472.9	13.3%
Investments	21,028.1	20,811.1	1.0%
Participation by reinsurance in technical reserves	1,778.3	1,341.7	32.5%
Other assets	5,098.6	4,228.1	20.6%
TOTAL ASSETS	**29,036.8**	**27,466.9**	5.7%
LIABILITIES			
Shareholders' Equity	2,313.7	2,124.4	8.9%
Minority interests	1,056.8	955.5	10.6%
Debt	632.7	403.1	57.0%
Technical reserves	21,159.7	20,048.3	5.5%
- Life insurance reserves	14,763.0	14,689.0	0.5%
- Other technical reserves	6,396.7	5,359.3	19.4%
Reserves for risks and expenses	130.3	181.0	-28.0%
Other liabilities	3,743.6	3,754.7	-0.3%
TOTAL LIABILITIES	**29,036.8**	**27,466.9**	5.7%

Million euros



CORPORACIÓN MAPFRE:
Statement of changes in equity


3,168.3
(-26,3)
104,2
124,3
3,370.5
Equity as at 30.06.06
Distribution of previous year's result
Additions and deductions accounted for directly in equity(1)
Quarterly result
Equity as at 30.09.06

Minority shareholders	994.6	-21.7	36.8	47.1	1,056.8

Million euros

1) Includes, net of tax the results arising from: changes in the fair value of investments available for sale; coverage of cash flows; exchange rate differences; other items.

MAPFRE S.A.:
Consolidated income statement

MAPFRE

	9M 06	9M 05	% Var.
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	6,685.0	5,944.0	12.5%
Premiums earned, net of ceded and retroceded reinsurance	5,214.4	4,708.9	10.7%
Net claims incurred and variation in other technical provisions	-3,675.1	-3,385.4	8.6%
Operating expenses, net of reinsurance	-1,166.3	-997.5	16.9%
Other technical income and expenses	-57.9	-50.3	15.1%
Technical result	315.1	275.7	14.3%
Net financial income and other non-technical income and expenses	395.8	314.3	25.9%
Result of Non-life business	**710.9**	**590.0**	20.5%
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	1,693.9	1,588.4	6.6%
Premiums earned, net of ceded and retroceded reinsurance	1,597.6	1,486.2	7.5%
Net claims incurred and variation in other technical provisions	-1,732.6	-1,868.0	-7.2%
Operating expenses, net of reinsurance	-245.2	-188.7	29.9%
Other technical income and expenses	-4.3	-7.8	-44.9%
Technical result	-384.5	-578.3	-33.5%
Net financial income and other non-technical income	490.1	646.2	-24.2%
Unrealised gains and losses in Unit Linked products	14.5	22.4	-35.3%
Result of Life business	**120.1**	**90.3**	33.0%
OTHER BUSINESS ACTIVITIES			
Operating income	374.4	266.3	40.6%
Operating expenses	-337.9	-233.0	45.0%
Other income and expenses	-0.6	4.9	---
Results from other business activities	**35.9**	**38.2**	-6.0%
Result before tax and minority shareholders	**866.9**	**718.5**	20.7%
Taxes	-272.6	-224.6	21.4%
Result after tax	**594.3**	**493.9**	20.3%
Result attributable to minority shareholders	-137.7	-108.8	26.6%
Result after tax and minority shareholders	**456.6**	**385.1**	18.6%
Non-life loss ratio (2)	70.5%	71.9%	
Non-life expense ratio (2)	23.5%	22.2%	
Non-life combined ratio (2)	94.0%	94.1%	
Life expense ratio (2)	1.9%	1.6%	

1) Ratios calculated over net premiums earned.
2) Net operating expenses/average third-party funds under management (annualised).

Million euros

MAPFRE S.A.:
Reconciliation with the results of SISTEMA MAPFRE

MAPFRE

	9M 06	9M 05
Result before tax and minority shareholders - MAPFRE S.A.	**866.9**	**718.5**
Taxes	-244.4	-197.4
Result after tax	**622.5**	**521.1**
Result attributable to minority shareholders	-246.2	-192.2
Result after tax and minority shareholders - SISTEMA MAPFRE	**376.3**	**328.9**

Million euros

MAPFRE S.A.:
Pro forma balance sheet

	9M 06	9M 05	% 06/05
ASSETS			
Goodwill	**599.0**	614.9	-2.6%
Fixed assets	**1,109.2**	929.3	19.4%
Investments	**24,366.2**	23,580.2	3.3%
Participation of reinsurance in technical reserves	**1,778.9**	1,331.6	---
Other assets	**6,434.5**	5,586.4	15.2%
TOTAL ASSETS	**34,287.8**	32,042.4	7.0%
LIABILITIES			
Shareholders' equity	**3,876.8**	3,411.1	13.7%
Minority interests	**1,020.4**	910.5	12.1%
Debt	**734.5**	404.5	81.6%
Technical reserves	**23,897.4**	22,391.7	6.7%
- Life assurance reserves	**14,895.9**	14,687.0	1.4%
- Other technical reserves	**9,001.5**	7,704.7	16.8%
Reserves for risks and expenses	**189.7**	331.0	-42.7%
Other liabilities	**4,569.0**	4,593.6	-0.5%
TOTAL LIABILITIES	**34,287.8**	32,042.4	7.0%

Million euros

Profit breakdown by units and companies

	Net Result	Minority interests	Consolidation adjustments	Contribution to consolidated result 9M06	Contribution to consolidated result 9M 05
INSURANCE ACTIVITIES					
LIFE AND SAVINGS	90.5	-44.3		**46.2**	40.4
GENERAL INSURANCE	79.4	-38.9		**40.5**	32.6
COMMERCIAL INSURANCE	61.0	-29.9		**31.1**	26.7
MAPFRE CAJA SALUD	11.9	-5.8		**6.1**	4.1
Individual result and consolidation adjustments				**-1.7**	-1.2
MAPFRE-CAJA MADRID HOLDING				**122.2**	102.6
OTHER ACTIVITIES					
MAPFRE INMUEBLES	6.3			**6.3**	1.1
MAPFRE QUAVITAE	-0.3	0.1		**-0.2**	-1.4
COMPANIES OPERATING MAINLY IN SPAIN				**128.3**	102.3
MAPFRE AMÉRICA	56.2	-7.0		**49.2**	45.0
MAPFRE RE	64.0	-7.8		**56.2**	34.0
ASSISTANCE OPERATING UNIT	6.8			**6.8**	4.3
MAPFRE INTERNACIONAL[1]	1.7			**1.7**	0.9
COMPANIES OPERATING MAINLY ABROAD				**113.9**	84.1
Other companies and consolidation adjustments				**-0.7**	2.1
CORPORACIÓN MAPFRE				**241.5**	188.5
MAPFRE AUTOMÓVILES	188.4			**188.4**	184.3
MAPFRE AGROPECUARIA	9.9			**9.9**	6.2
MAPFRE SEGUROS GERAIS	3.4	-0.8		**2.6**	4.2
MAPFRE AMÉRICA VIDA	3.5	-0.4		**3.1**	1.8
BANCO DE SERVICIOS CAJA MADRID - MAPFRE	4.2	-2.1		**2.1**	3.7
Other companies	4.2			**4.2**	2.4
Consolidation adjustments				**4.9**	-6.0
CONTRIBUTED BUSINESSES				**215.2**	196.6

Million euros

1) The figures for the third quarter of 2005 correspond to MAPFRE INSULAR. Figures for the third quarter of 2006 correspond to MAPFRE USA and MAPFRE INSULAR.

MAPFRE AUTOMOVILES:
Business development

- The Motor insurance sector is currently experiencing strong price competition and the unselective application of discounts that lack a sufficient technical basis, which are leading to a reduction in the average premium per vehicle. The 1% contraction in new vehicles sales (excluding motorbikes and scooters) also contributes to the low growth in business volumes.

- The future loss experience in compulsory third-party liability insurance will depend on two opposing trends:
  - the likely reduction in the frequency of claims with casualties, which will be consolidated if the point system for driving licences introduced in July 2006 is accompanied by a substantial step-up in enforcement by the traffic authorities;
  - the increase in the cost of claims resulting from the adoption of the 5th Directive, which will raise cover limits considerably, and the revision of the guidelines used to calculate the compensations awarded for bodily injuries ("Baremo de Indemnización").

- In this environment, MAPFRE AUTOMOVILES is keeping to a stable rates policy, in order to avoid large increases in the future, and is factoring the likely future increase in compensation payments into the calculation of its reserves.

- The current market situation may be compared to that of 1997, when, in an environment of excessive price competition, the compensation guidelines were raised. This caused the sector to incur large losses in 1998 and 1999, which were followed by substantial rate hikes from 2000 onwards. MAPFRE's stable rates policy then led to a large increase in its market share during the growth phase of the cycle.

MAPFRE AUTOMOVILES[1]

- Profit development reflects:

  - premiums growth, which is a result of the current market environment and of the winning of new customers with a low claims track record, who benefit from lower rates and higher bonuses;
  - a decrease over the first half (80.2%) in the loss ratio, which nonetheless remains above the previous year's figure;
  - a higher expense ratio, as a result of larger advertising costs;
  - variations in the timing of realised gains on investments, which in 2005 concentrated in the last quarter.

	9M 06	9M 05	% 06/05
Gross written and accepted premiums	**1,770.7**	1,718.7	3.0%
Net premiums earned	**1,712.8**	1,612.8	6.2%
Underwriting result	**129.7**	177.1	-26.8%
Net financial income	**131.7**	83.3	58.1%
Other business activities	**18.6**	13.0	43.1%
Gross result[2]	**280.0**	273.5	2.4%
Net result	**188.4**	184.3	2.2%
Fixed assets	**303.0**	281.2	7.8%
Investments	**2,485.4**	2,226.2	11.6%
- Real estate	**421.2**	375.6	12.1%
- Other investments and cash	**2,064.2**	1,850.7	11.5%
Technical reserves	**2,377.8**	2,225.2	6.9%
Non-life loss ratio[3]	**78.6%**	76.7%	
Non-life expense ratio[3]	**13.8%**	12.3%	
Non-life combined ratio[3]	**92.4%**	89.0%	

1) Individual accounts. The results of subsidiaries, which amounted to €3.9 million (€3.2 million as at 30.09.05) are not included.
2) Before taxes.
3) Ratios as a % of net premiums earned.

Million euros

MAPFRE AGROPECUARIA

- The significant increase in results is due to:

  - the growth in net premiums earned, driven mainly by an increase in the volume of business coming from the Combined Agricultural Insurance Pool (Agroseguro);
  - larger financial income, arising from a greater degree of diversification and an improved management of investments;
  - a reduction in the non-technical expenses related with the distribution of the Combined Agricultural Insurance (Agroseguro).

	9M 06	9M 05	% 06/05
Gross written and accepted premiums	**169.7**	146.2	16.1%
Net premiums earned	**158.9**	120.3	32.1%
Underwriting result	**10.5**	8.5	23.5%
Net financial income	**5.6**	3.2	75.0%
Other business activities	**-0.9**	-2.2	-59.1%
Gross result (1)	**15.2**	9.5	60.0%
Net result	**9.9**	6.2	59.7%
Investments	**212.6**	166.0	28.1%
Technical reserves	**183.9**	146.8	25.3%
Shareholders' equity	**115.1**	99.6	15.6%
Non-life loss ratio(2)	**72.4%**	71.2%	
Non-life expense ratio(2)	**21.1%**	21.7%	
Non-life combined ratio(2)	**93.5%**	92.9%	

1) Before taxes.
2) Ratios as a % of net premiums earned.

Million euros

MAPFRE SEGUROS GERAIS

- The variation in results with respect the same period of last year reflects:
  - premiums growth above the 0.3% achieved by the Portuguese market as a whole, thanks to the expansion of the distribution network and the winning of new business;
  - a higher loss ratio in the Workers' Compensation and Motor lines. Specific measures have been taken to tighten claims control;
  - realisation gains on investments of €1.9 million.

	9M 06	9M 05	% 06/05
Gross written and accepted premiums	**78.5**	74.7	5.1%
Net premiums earned	**63.3**	58.8	7.7%
Underwriting result	**0.0**	4.2	-100.0%
Net financial income	**5.3**	3.0	76.7%
Other business activities	**0.0**	-0.6	-100.0%
Gross result (1)	**5.3**	6.5	-18.5%
Net result	**3.4**	4.3	-20.9%
Investments	**111.2**	90.2	23.3%
Technical reserves	**108.3**	91.3	18.6%
Shareholders' equity	**69.9**	68.8	1.6%
Non-life loss ratio(2)	**75.2%**	69.2%	
Non-life expense ratio(2)	**24.8%**	23.7%	
Non-life combined ratio(2)	**100.0%**	92.9%	

1) Before taxes.
2) Ratios as a % of net premiums earned.

Million euros



BANCO DE SERVICIOS FINANCIEROS CAJA MADRID – MAPFRE

- The variation in profits over the same period of the previous year reflects:
  - a strong increase in loan volumes, driven mainly by the 62.5% growth in consumer loans. This has lead to a significant rise in net interest income and in the appropriation of generic provisions;
  - the positive impact of specific initiatives aimed at improving productivity, which have led to a notable reduction in the cost/income ratio.

	9M 06	9M 05	% 06/05
Net interest income	**62.8**	49.6	26.6%
Ordinary revenues	**64.8**	51.3	26.3%
Operating profits	**35.4**	25.9	36.7%
General provisions	**-27.2**	-13.1	107.6%
Profit before tax	**9.4**	14.5	-35.2%
Net attributable profit	**4.2**	8.3	-49.4%
Lending portfolio (net)	**4,288.5**	3,141.4	36.5%
Shareholders' equity	**300.1**	233.3	28.6%
Cost/income ratio [1]	**43.5%**	46.6%	
NPL ratio	**1.4%**	1.4%	
Coverage ratio	**159.5%**	167.3%	
BIS ratio	**8.5%**	9.8%	

1) Operating expenses / Ordinary revenues

Million euros

LIFE ASSURANCE OPERATING UNIT(1)

- Business development reflects:
  - a larger recurring winning of new savings insurance business;
  - above-market average growth in Mutual and Pension Funds;
  - sustained growth in the protection business;
  - higher interest rates compared to the same period of the previous year, which have reduced the growth of financial income, technical reserves and shareholders' equity through shadow accounting adjustments.

	9M 06	9M 05	% 06/05
Technical Reserves PGC/PCEA	**13,315.6**	12,641.8	5.3%
IFRS adjustments	**1,384.4**	2,012.7	-31.2%
Technical Reserves IFRS	**14,700.0**	14,654.5	0.3%
Mutual Funds	**3,652.1**	3,088.6	18.2%
Pension Funds	**1,374.3**	1,199.5	14.6%
Third-party funds under management	**19,726.4**	18,942.6	4.1%
Gross written and accepted premiums	**1,322.1**	1,334.4	-0.9%
Net premiums earned	**1,248.8**	1,273.7	-2.0%
Underwriting and financial result	**99.7**	95.1	4.8%
Other business activities	**38.2**	31.7	20.5%
Gross result (2)	**137.9**	126.8	8.8%
Net result	**90.5**	83.5	8.4%
Investments	**15,525.1**	15,627.0	-0.7%
Shareholders' equity	**628.0**	599.3	4.8%
Expense Ratio(3)	**0.9%**	0.9%	

1) The figures for the third quarter of the previous year include the Life assurance business of MAPFRE EMPRESAS, which was transferred to MAPFRE VIDA in the fourth quarter of 2005, with retroactive effect from 01.01.2005.
2) Before taxes and minority interests.
3) Net operating expenses/average third-party funds under management (annualised).

Million euros

MAPFRE

LIFE ASSURANCE OPERATING UNIT: Premiums breakdown

- The decrease in premiums is due to the absence of non-recurring externalisation operations. Excluding this, premiums volumes would have grown 11.5%, thanks to:
  - an 11.3% increase in Life Savings premiums stemming from the winning of new retail and group business;
  - sustained growth in retail protection products.

	9M 06	9M 05	% 06/05
Regular Premiums	283.2	296.4	-4.5%
- Agents channel	260.8	265.4	-1.7%
- Bank channel	22.4	31.0	-27.7%
Single Premiums	821.8	696.6	18.0%
- Agents channel	342.7	250.7	36.7%
- Bank channel	479.1	445.9	7.4%
Life premiums - Savings	1,105.0	993.0	11.3%
Externalisation	0.0	148.6	---
- Agents channel	0.0	105.8	---
- Bank channel	0.0	42.8	---
Sub-total	1,105.0	1,141.6	-3.2%
Life Premiums - Protection	217.1	192.8	12.6%
- Agents channel	131.1	121.6	7.8%
- Bank channel	86.0	71.2	20.8%
TOTAL PREMIUMS	1,322.1	1,334.4	-0.9%
- Agents channel	734.6	743.5	-1.2%
- Bank channel	587.5	590.9	-0.6%

Million euros

LIFE ASSURANCE OPERATING UNIT:
Breakdown of funds under management[1]

	9M 06	9M 05	% 06/05
Regular premiums insurance	**4,512.1**	4,462.2	1.1%
- Agents channel	**4,151.4**	4,115.3	0.9%
- Bank channel	**360.7**	346.8	4.0%
Single premiums insurance	**9,714.3**	9,777.0	-0.6%
- Agents channel	**4,834.2**	5,042.1	-4.1%
- Bank channel	**4,880.1**	4,734.9	3.1%
Life assurance - Protection	**176.4**	144.1	22.4%
- Agents channel	**37.0**	33.0	12.1%
- Bank channel	**139.4**	111.1	25.5%
Mathematical reserves	**14,402.8**	14,383.3	0.1%
Other reserves	**297.3**	271.2	9.6%
TOTAL TECHNICAL RESERVES	**14,700.0**	14,654.5	0.3%
Mutual funds and managed portfolios	**3,652.1**	3,088.6	18.2%
Pension funds	**1,374.3**	1,199.5	14.6%
- Individual system	**1,213.2**	1,052.1	15.3%
- Employers' system	**161.1**	147.4	9.3%
TOTAL MANAGED SAVINGS	**19,726.4**	18,942.6	4.1%

Million euros

1) The figures for the third quarter of the previous year include the Life assurance business of MAPFRE EMPRESAS, which was transferred to MAPFRE VIDA in the last quarter of 2005 with retroactive effect since 01.01.2005.

LIFE ASSURANCE OPERATING UNIT:
Change in funds under management(1)

	9M 06	9M 05
Technical reserves	**-21.0**	1,171.6
> Variation under PGC/PGEA (2)	**424.2**	483.2
Mutual funds	**555.0**	408.5
> Net sales	**49.0**	59.4
Pension funds	**86.9**	96.3
> Net sales	**30.5**	36.5

Million euros

The figures for the third quarter of the previous year include the Life assurance business of MAPFRE EMPRESAS, which was transferred to MAPFRE VIDA in the last quarter of 2005 with retroactive effect since 01.01.2005.

1) Excluding shareholders' equity.

2) Variation in technical reserves for each fiscal year calculated in accordance with PGC/PCEA.

GENERAL INSURANCE OPERATING UNIT

- The growth in business volumes reflects a 10.6% increase in the General Insurance and Burial lines, which exceeds the estimated growth for the market as a whole, and a decline in the Motor Insurance line (Canary Islands). Premiums issued through CAJA MADRID grew 35.7%.

- The strong increase in profits is due primarily to the positive impact of the cost reduction plan.

	9M 06	9M 05	% 06/05
Operating income	**958.7**	886.3	8.2%
- Burial insurance	**214.1**	204.5	4.7%
- Other business lines	**744.6**	681.8	9.2%
Net premiums earned	**775.3**	698.6	11.0%
Underwriting result	**68.8**	53.7	28.1%
Net financial income	**46.8**	40.2	16.4%
Other business activities	**4.9**	3.0	63.3%
Gross result (1)	**120.5**	96.9	24.4%
Net result	**79.4**	65.4	21.4%
Investments	**1,156.3**	947.6	22.0%
Technical reserves	**1,385.9**	1,187.9	16.7%
Shareholders' equity	**349.8**	305.9	14.4%
Non-life loss ratio(2)	**64.4%**	64.3%	
Non-life expense ratio(2)	**26.6%**	27.9%	
Non-life combined ratio(2)	**91.0%**	92.2%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

Million euros

COMMERCIAL INSURANCE OPERATING UNIT(1)

- The result of the Unit reflects:
  - premiums growth, despite strong competition, due to the expansion of the industrial and global risks businesses on an international basis;
  - a lower impact of large claims;
  - a slight increase in the expense ratio that is due primarily to an increase in the volume of business written indirectly.
- The net result as of September 2005 includes a €9.6 million gain arising from the transfer of businesses and portfolios with other Group subsidiaries. Excluding this, the net result would have increased by 22.5%.

	9M 06	9M 05	% 06/05
Gross written and accepted premiums	**966.0**	858.4	12.5%
- Industrial business	**390.1**	367.6	6.1%
- Global Risks	**478.8**	397.5	20.5%
- Credit and Surety business	**97.1**	93.3	4.1%
Net premiums earned	**327.7**	293.1	11.8%
Underwriting result	**57.1**	25.5	123.9%
Net financial income	**34.1**	55.9	-39.0%
Other business activities	**2.3**	2.8	-17.9%
Gross result (2)	**93.5**	84.2	11.0%
Net result	**61.0**	59.4	2.7%
Investments	**1,162.1**	956.7	21.5%
Technical reserves	**2,152.0**	1,832.3	17.4%
Shareholders' equity	**307.6**	262.1	17.4%
Non-life loss ratio(3)	**67.3%**	76.8%	
Non-life expense ratio(3)(4)	**15.2%**	14.7%	
Non-life combined ratio(3)	**82.5%**	91.5%	

1) The figures for the third quarter of 2005 do not include the Life assurance business, which was transferred to MAPFRE VIDA in the fourth quarter 2005, with retroactive effect from 01.01.2005.
2) Before taxes and minority interests.
3) Ratios as a % of net premiums earned.
4) Given the importance of credit opinion activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities of this subsidiary is added to the numerator of the expense ratio.

Million euros

MAPFRE CAJA SALUD

- The variation in net profit is the result of:
  - premium growth, which came primarily from group business;
  - a decrease in the loss ratio, following the implementation of new risk selection, claims control and medical expenses containment systems;
  - larger financial income, which includes realisation gains on investments of €0.7 million;
  - a decrease in other results caused by the expenses associated with the refurbishing and updating of the medical infrastructure of the healthcare centres acquired in 2005.

	9M 06	9M 05	% 06/05
Gross written and accepted premiums	**387.8**	355.5	9.1%
- Agency network[1]	**367.0**	336.7	9.0%
- Bank network	**20.8**	18.8	10.6%
Net premiums earned	**288.8**	263.7	9.5%
Underwriting result	**14.4**	8.1	77.8%
Net financial income	**8.1**	6.6	22.7%
Other business activities	**-3.8**	-1.7	---
Gross result [2]	**18.7**	12.9	45.0%
Net result	**11.9**	8.1	46.9%
Investments	**80.8**	104.4	-22.6%
Technical reserves	**178.9**	159.8	12.0%
Shareholders' equity	**117.5**	104.6	12.3%
Non-life loss ratio[3]	**79.3%**	81.2%	
Non-life expense ratio[3]	**15.7%**	15.7%	
Non-life combined ratio[3]	**95.0%**	96.9%	

1) Including brokers.
2) Before taxes and minority interests.
3) Ratios as a % of net premiums earned.

Million euros

MAPFRE INMUEBLES

- The strong growth in revenues and in the net results is due primarily to the delivery of two developments in Madrid and Barcelona.

- The increase in stocks reflects the acquisition of development land for an amount of €375.4 million. These purchases were funded primarily with debt, causing a negative financial result.

- The increase in shareholders' equity is due to the €47.9 million capital increase carried out in the fourth quarter of 2005, which was subscribed for entirely by CORPORACIÓN MAPFRE. Another capital increase of the same amount is planned for the last quarter of the present fiscal year.

	9M 06	9M 05	% 06/05
Operating revenues	**67.0**	25.3	164.8%
EBIT	**15.5**	2.1	---
Net financial income	**-5.9**	-0.3	---
Gross result[1]	**9.7**	1.8	---
Net result	**6.3**	1.1	---
Stock	**442.8**	113.7	---
Financial debt	**276.9**	95.2	190.9%
Shareholders' equity	**96.0**	42.9	123.8%
Buildable sq.m. (thousand)	**491.8**	160.7	---
Real estate units in stock	**4,529**	1,484	---
Real estate units under construction	**350**	266	31.6%
Number of developments in progress	**23**	9	155.6%
Developments in progress (land in thousand sq.m.)	**650.7**	129.0	---

1) Before taxes and minority interests.

Million euros



AMÉRICA OPERATING UNIT

- The variation in the net result of the AMÉRICA OPERATING UNIT reflects:
  - strong premiums growth in most subsidiaries, and especially in Brazil, Mexico and Argentina;
  - a slight decrease in the expense ratio, which is partly due the increasing maturity of the own distribution network expansion project;
  - larger financial income.
- In accordance with the planned network expansion, 223 new offices were opened during the first nine months of the year, 41 of which were direct.
- Capital increases were carried out at MAPFRE VERA CRUZ (€12 million) and MAPFRE VERA CRUZ VIDA E PREVIDENCIA (€30 million).

	9M 06	9M 05	% 06/05
Gross written and accepted premiums	**1,846.1**	1,366.0	35.1%
Net premiums earned	**1,387.2**	1,048.5	32.3%
Underwriting and financial result	**81.1**	68.8	17.9%
Other business activities	**-1.8**	0.8	---
Gross result (1)	**79.3**	69.6	13.9%
Net result	**59.7**	53.5	11.6%
Investments	**1,820.3**	1,565.6	16.3%
Technical reserves	**1,807.4**	1,477.1	22.4%
Shareholders' equity	**871.9**	815.6	6.9%
Non-life loss ratio(2)	**68.0%**	67.5%	
Non-life expense ratio(2)	**34.6%**	34.9%	
Non-life combined ratio(2)	**102.6%**	102.4%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

Million euros

MAPFRE AMÉRICA:
Key figures

	9M 06	9M 05	% 06/05
Gross written and accepted premiums	**1,536.9**	1,168.2	31.6%
Net premiums earned	**1,107.4**	878.9	26.0%
Underwriting result	**-28.7**	-21.5	-33.5%
Net financial income	**103.7**	89.3	16.1%
Other business activities	**-2.0**	-0.6	---
Gross result (1)	**73.0**	67.2	8.6%
Net result	**56.2**	51.4	9.3%
Investments	**1,390.3**	1,246.4	11.5%
Technical reserves	**1,401.9**	1,167.8	20.0%
Shareholders' equity	**795.3**	742.4	7.1%
Non-life loss ratio(2)	**68.0%**	67.5%	
Non-life expense ratio(2)	**34.6%**	34.9%	
Non-life combined ratio(2)	**102.6%**	102.4%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

Million euros

MAPFRE AMÉRICA VIDA:
Key figures

	9M 06	9M 05	% 06/05
Gross written and accepted premiums	**309.2**	197.8	56.3%
Net premiums earned	**279.8**	169.6	65.0%
Underwriting result	**6.1**	1.0	---
Gross result [1]	**6.3**	2.4	162.5%
Net result	**3.5**	2.1	66.7%
Investments	**430.0**	319.2	34.7%
Technical reserves	**405.5**	309.3	31.1%
Shareholders' equity	**76.6**	73.2	4.6%
Expense ratio [2]	**46.0%**	38.1%	

1) Before taxes and minority interests.
2) Operating expenses/ average technical reserves (annualised)

Million euros

AMÉRICA OPERATING UNIT:
Premiums and results by country

COMPANY	PREMIUMS 9M 06	PREMIUMS 9M 05	PREMIUMS % 06/05	PREMIUMS Local Currency % 06/05	RESULTS (1) 9M 06	RESULTS (1) 9M 05	RESULTS (1) % 06/05	RESULTS (1) Local Currency % 06/05
VENEZUELA	**224.9**	189.3	18.8%	22.7%	**24.5**	20.0	22.6%	26.6%
PUERTO RICO	**204.7**	185.4	10.4%	11.9%	**19.4**	19.1	1.6%	2.9%
BRAZIL (2)	**452.8**	288.3	57.1%	41.8%	**21.8**	9.7	125.0%	103.1%
MEXICO	**245.7**	180.3	36.3%	38.2%	**5.5**	15.2	-63.8%	-63.3%
ARGENTINA	**209.3**	151.0	38.6%	49.7%	**5.2**	4.7	10.6%	19.5%
OTHER COUNTRIES (3)	**199.5**	173.9	14.7%	---	**-1.3**	4.3	-130.2%	---
Consolidation adjustments	---	---	---	---	**-2.2**	-5.8	---	---
MAPFRE AMERICA	**1,536.9**	1,168.2	31.6%	---	**73.0**	67.2	8.6%	---
BRAZIL	**240.1**	144.2	66.4%	50.2%	**4.0**	2.3	74.8%	57.8%
ARGENTINA	**6.8**	5.3	29.1%	39.5%	**1.3**	1.4	-7.1%	0.3%
OTHER COUNTRIES (4)	**62.3**	48.3	29.1%	---	**0.9**	-0.6	---	---
Consolidation adjustments	---	---	---	---	**0.1**	-0.7	---	---
MAPFRE AMÉRICA VIDA	309.2	197.8	56.3%	---	6.3	2.4	162.5%	---
AMÉRICA OPERATING UNIT	**1,846.1**	1,366.0	35.2%	---	**79.3**	69.5	13.9%	---

1) Before taxes and minority interests.
2) Data for Brazil as at September 2006 include the following figures for MAPFRE NOSSA CAIXA: premiums: €49 million; result before taxes and minority interests: €3.7 million.
3) Includes Chile, Colombia, Dominican Republic, El Salvador, Paraguay, Peru and Uruguay.
4) Includes Chile, Colombia and Peru.

Million euros

AMÉRICA OPERATING UNIT:
Key facts of the third quarter of 2006 by country

- All Brazilian subsidiaries recorded strong increases in both business volumes and results, thanks to sustained growth across all lines that was driven primarily by the expansion of the distribution network.

- The result of MAPFRE TEPEYAC (Mexico) decreased due to larger losses in the Motor Insurance line and to the appropriation of additional reserves for risks in progress pursuant to the changes in the sufficiency criteria approved by the supervisory authorities.

- MAPFRE LA SEGURIDAD (Venezuela) maintained a sustained growth in both premiums volumes and profits. Results include realisation gains on financial investments of €3.5 million before tax.

- Profit growth at MAPFRE PRAICO (Puerto Rico) is reduced by realisation gains of €2.4 million before tax booked in 2005. Excluding this, it would have been 16.2%.

- The loss recorded in the other countries is due mainly to the expenses associated with the reorganisation of the operational structure and distribution network of MAPFRE CHILE.

MAPFRE RE

- Profit growth reflects:
  - the absence of natural catastrophes in the third quarter of the year;
  - stable net premiums earned, due to a larger appropriation to the unearned premiums reserve on account of the growth and low claims experience of the accepted business. In contrast, in 2005 the variation of this reserve was significantly lower due to the conversion of part of the contracts into non-proportional;
  - the impact of the appreciation of the Euro, which has slowed premiums growth and generated positive exchange rate differences due to the reduction in the amount of liabilities;
  - the rise in the expense ratio, due to larger commission payments stemming from the improvement in the technical result of the accepted business;
  - the transfer of subsidiary MAPLUX to MAPFRE SEGUROS GENERALES in 2005, which generated a loss of €8.6 million. This amount was not deductible and therefore caused an increase in the tax rate.
- The low growth in shareholders' equity is due mainly to a lower amount of unrealised gains.

	9M 06	9M 05	% 06/05
Gross written and accepted premiums	**1,093.7**	1,015.6	7.7%
- of which Life premiums	**75.5**	74.6	1.2%
Net premiums earned	**661.3**	656.1	0.8%
Underwriting result	**49.6**	20.8	138.5%
Net financial income	**46.9**	33.9	38.3%
Other business activities	**-1.4**	-2.4	-41.7%
Gross result (1)	**95.1**	52.2	82.2%
Net result	**64.0**	30.1	112.6%
Investments	**1,723.4**	1,628.6	5.8%
Technical reserves	**1,636.1**	1,447.8	13.0%
Shareholders' equity	**663.8**	648.1	2.4%
Non-life loss ratio(2)	**57.7%**	68.3%	
Non-life expense ratio(2)	**35.1%**	29.9%	
Non-life combined ratio(2)	**92.8%**	98.2%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

Million euros

MAPFRE ASISTENCIA

- The development of the results of MAPFRE ASISTENCIA reflects:
  - growth in business volumes across most markets and business lines, with an increasing weight of the pecuniary losses line, which is characterised by a comparatively lower loss ratio and larger expense ratio;
  - lower financial income due to negative exchange rate differences;
  - the transfer of MAPFRE ASISTENCIA ORO in the third quarter of 2005, which generated a net gain of €1.9 million.
- UK subsidiary ABRAXAS contributed revenues of €9.9 million and a net result of €2 million.

	9M 06	9M 05	% 06/05
Operating income	**303.9**	261.0	16.4%
- Gross written and accepted premiums	**219.8**	189.7	15.9%
- Other income	**84.1**	71.3	18.0%
Net premiums earned	**176.3**	147.8	19.3%
Underwriting result	**11.1**	7.8	42.3%
Net financial income	**-1.5**	3.5	---
Other business activities	**0.1**	-1.8	---
Gross result [1]	**9.7**	9.5	2.1%
Net result	**6.8**	6.2	9.7%
Investments	**40.3**	30.9	30.4%
Technical reserves	**160.1**	123.6	29.5%
Shareholders' equity	**93.1**	89.9	3.6%
Non-life loss ratio[2]	**70.3%**	75.1%	
Non-life expense ratio[2]	**23.4%**	22.5%	
Non-life combined ratio[2]	**93.7%**	97.6%	

1) Before taxes and minority interests
2) Ratios as a % of net premiums earned

Million euros

MAPFRE

Current organisational chart


MAPFRE MUTUALIDAD
Motor insurance business
49%
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE
100%
MAPFRE AGROPECUARIA
55%
CORPORACIÓN MAPFRE
75%
MAPFRE SEGUROS GERAIS
88%
MAPFRE AMÉRICA VIDA
OTHER SUBSIDIARIES
51%
MAPFRE CAJA MADRID HOLDING
100%
MAPFRE SEGUROS GENERALES
100%
MAPFRE VIDA
MAPFRE INVERSIÓN
MAPFRE VIDA PENSIONES
100%
MAPFRE EMPRESAS
100%
MAPFRE CAJA SALUD
100%
MAPFRE CAUCIÓN Y CRÉDITO
30%
GESMADRID
CAJA MADRID BOLSA
CAJA MADRID PENSIONES
100 %
MAPFRE INMUEBLES
87 %
MAPFRE AMÉRICA
88%
MAPFRE RE
100%
MAPFRE ASISTENCIA
100 %
MAPFRE INTERNACIONAL
DOMESTIC BUSINESSES
INTERNATIONAL BUSINESSES

MAPFRE

Expected organisational chart after change in corporate structure


FUNDACIÓN MAPFRE
100%
CARTERA MAPFRE
> 71%
MAPFRE S.A.
51%
MAPFRE CAJA MADRID HOLDING
MAPFRE SEGUROS GENERALES
100%
100%
MAPFRE VIDA
MAPFRE INVERSIÓN
MAPFRE VIDA PENSIONES
MAPFRE EMPRESAS
100%
100%
MAPFRE CAJA SALUD
100%
MAPFRE CAUCIÓN Y CRÉDITO
GESMADRID
CAJA MADRID BOLSA
CAJA MADRID PENSIONES
30%
100 %
MAPFRE AUTOMÓVILES
100 %
RED MAPFRE
87 %
MAPFRE AMÉRICA
88%
MAPFRE RE
100 %
MAPFRE ASISTENCIA
100%
MAPFRE INMUEBLES
100%
MAPFRE AGRO-PECUARIA
88%
MAPFRE AMÉRICA VIDA
100%
MAPFRE SEGUROS GERAIS
100%
MAPFRE INTERNA-CIONAL
49%
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE
OTHER SUBSIDIARIES
DOMESTIC BUSINESSES
INTERNATIONAL BUSINESSES

CONTRIBUTED BUSINESSES:
Pro forma income statement

	9M 06	9M 05	% Var.
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	1,974.9	1,926.5	2.5%
Premiums earned, net of ceded and retroceded reinsurance	1,931.1	1,808.6	6.8%
Net claims incurred and variation in other technical provisions	-1,500.2	-1,375.5	9.1%
Operating expenses, net of reinsurance	-274.3	-233.6	17.4%
Other technical income and expenses	-16.7	-12.9	29.5%
Technical result	139.9	186.6	-25.0%
Net financial income	143.8	92.8	55.0%
Other non-technical income and expenses	17.7	-1.7	---
Result of Non-life business	**301.4**	**277.7**	**8.5%**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	309.2	197.8	56.3%
Premiums earned, net of ceded and retroceded reinsurance	279.8	169.6	65.0%
Net claims incurred and variation in other technical provisions	-167.6	-108.8	54.0%
Operating expenses, net of reinsurance	-123.4	-73.5	67.9%
Other technical income and expenses	0.1	0.2	-50.0%
Technical result	-11.1	-12.5	-11.2%
Net financial income	17.2	13.5	27.4%
Unrealised gains and losses in Unit Linked products	0.0	0.0	---
Other non-technical income and expenses	0.2	1.4	---
Result of Life business	**6.3**	**2.4**	**162.5%**
OTHER BUSINESS ACTIVITIES			
Operating income	66.5	73.5	-9.5%
Operating expenses	-62.2	-69.8	-10.9%
Net financial income	0.8	0.6	33.3%
Results from minority shareholdings	2.2	0.0	---
Other net income	0.0	-0.3	---
Results from other business activities	**7.3**	**4.0**	**82.5%**
Result before tax and minority shareholders	**315.0**	**284.1**	**10.9%**
Taxes	-97.0	-89.5	8.4%
Result after tax	**218.0**	**194.6**	**12.0%**
Result attributable to minority shareholders	-2.8	1.9	---
Result after tax and minority shareholders	**215.2**	**196.6**	**9.5%**
Non-life loss ratio [1]	77.7%	76.1%	
Non-life expense ratio [1]	15.1%	13.6%	
Non-life combined ratio [1]	92.8%	89.7%	

1) Ratios calculated over net premiums earned

Million euros

CONTRIBUTED BUSINESSES:
Pro forma balance sheet

MAPFRE

	9M 06	9M 05	% 06/05
ASSETS			
Goodwill	**2.9**	1.8	61.1%
Fixed assets	**573.5**	456.3	25.7%
Investments	**3,333.0**	2,763.0	20.6%
Participation of reinsurance in technical reserves (1)	**0.6**	-10.1	---
Other assets	**957.0**	980.6	-2.4%
TOTAL ASSETS	**4,867.1**	4,191.7	16.1%
LIABILITIES			
Shareholders' equity	**1,179.3**	902.9	30.6%
Minority interests (1)	**-36.4**	-45.1	-19.3%
Debt	**101.8**	1.4	---
Technical reserves	**3,010.4**	2,654.6	13.4%
- Life assurance reserves	**405.5**	309.3	31.1%
- Other technical reserves	**2,604.9**	2,345.3	11.1%
Reserves for risks and expenses	**59.4**	150.0	-60.4%
Other liabilities	**552.6**	527.8	4.7%
TOTAL LIABILITIES	**4,867.1**	4,191.7	16.1%

Million euros

1) These figures are negative as they are given net of consolidation adjustments

CORPORACIÓN MAPFRE:
Consolidated quarterly results

Net Result by Quarter
(million euros)



67.2
78.3
81.8
86.0
39.5
77.2
61.3
FIRST
SECOND
THIRD
FOURTH
2005
2006

Quarterly EPS (euros)



0.28
0.33
0.34
0.36
0.17
0.32
0.26
FIRST
SECOND
THIRD
FOURTH
2005
2006

Expense and loss ratios by unit and company

COMPANY	EXPENSE RATIO[1] 9M 06	EXPENSE RATIO[1] 9M 05	LOSS RATIO[2] 9M 06	LOSS RATIO[2] 9M 05	COMBINED RATIO[3] 9M 06	COMBINED RATIO[3] 9M 05
Companies operating primarily in Spain						
GENERAL INSURANCE OP. UNIT	**26.6%**	27.9%	**64.4%**	64.3%	**91.0%**	92.2%
MAPRE EMPRESAS[4]	**15.2%**	14.7%	**67.3%**	76.8%	**82.5%**	91.5%
MAPFRE CAJA SALUD	**15.7%**	15.7%	**79.3%**	81.2%	**95.0%**	96.9%
MAPFRE-CAJA MADRID HOLDING	**21.5%**	22.1%	**68.2%**	70.3%	**89.7%**	92.4%
Companies operating primarily abroad						
MAPFRE AMERICA	**34.6%**	34.9%	**68.0%**	67.5%	**102.6%**	102.4%
MAPFRE RE	**35.1%**	29.9%	**57.7%**	68.3%	**92.8%**	98.2%
MAPFRE ASISTENCIA	**23.4%**	22.5%	**70.3%**	75.1%	**93.7%**	97.6%
MAPFRE VIDA[5]	**0.9%**	0.9%				
CORPORACION MAPFRE (Consolidated)	**28.4%**	27.6%	**66.2%**	69.3%	**94.6%**	96.9%
MAPFRE AUTOMÓVILES	**13.8%**	12.3%	**78.6%**	76.7%	**92.4%**	89.0%
MAPFRE AGROPECUARIA	**21.1%**	21.7%	**72.4%**	71.2%	**93.5%**	92.9%
MAPFRE SEGUROS GERAIS	**24.8%**	23.7%	**75.2%**	69.2%	**100.0%**	92.9%
MAPFRE AMÉRICA VIDA[5]	**46.0%**	38.1%				
BANCO SF CAJA MADRID - MAPFRE[6]	**43.5%**	46.6%				
MAPFRE S.A. (pro forma consolidated)	**23.5%**	22.2%	**70.5%**	71.9%	**94.0%**	94.1%

1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures correspond to the Non-Life account.
2) (Net claims incurred + variation of other technical reserves)/Net premiums earned. Figures correspond to the Non-Life account.
3) Combined ratio = Expense ratio + Loss ratio. Figures correspond to the Non-Life account.
4) Given the importance of credit opinion activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities of this subsidiary is added to the numerator of the expense ratio.
5) Net operating expenses/average third-party funds under management (annualised).
6) Cost/income ratio = (personnel costs + general administration costs)/ordinary revenues.

CORPORACIÓN MAPFRE:
Breakdown of equity by business units and subsidiaries

	Equity					
	9M 06		9M 05		% Var.	
	Share of		Share of			
	Controlling shareholder	Minorities	Controlling shareholder	Minorities	Controlling shareholder	Minorities
MAPFRE VIDA	320.3	307.7	305.6	293.7	4.8%	4.8%
MAPFRE SEGUROS GENERALES	178.4	171.4	156.0	149.9	14.4%	14.3%
MAPFRE EMPRESAS	156.9	150.7	133.7	128.4	17.4%	17.3%
MAPFRE CAJA SALUD	59.9	57.6	53.4	51.2	12.2%	12.4%
Consolidation adjustments/minority inter	133.5	128.3	118.7	114.2	12.5%	12.4%
MAPFRE-CAJA MADRID	849.0	815.6	767.4	737.4	10.6%	10.6%
MAPFRE AMÉRICA	691.9	103.4	649.3	93.1	6.6%	11.0%
MAPFRE RE	584.1	79.7	569.7	78.4	2.5%	1.6%
MAPFRE ASISTENCIA	93.1	---	89.9	---	3.5%	---
OTHER COMPANIES	181.7	18.7	91.2	17.7	99.2%	5.8%
Consolidation adjustments/minority inter	-86.1	39.4	-43.1	28.9	99.7%	36.2%
CORPORACIÓN MAPFRE	**2,313.7**	**1,056.8**	**2,124.4**	**955.5**	8.9%	10.6%

Million euros

MAPFRE

Amounts eliminated upon consolidation

	Technical reserves		Gross written and accepted premiums	
	9M 06	9M 05	**9M 06**	9M 05
CORPORACIÓN MAPFRE	**496.6**	546.7	**415.6**	406.7
MAPFRE RE	**454.3**	425.1	**376.8**	352.2
Other adjustments	**42.3**	121.6	**38.8**	54.5
CONTRIBUTED BUSINESSES	**68.1**	71.9	**56.0**	53.3
MAPFRE RE	**37.2**	29.6	**27.6**	28.9
Other adjustments	**30.9**	42.3	**28.4**	24.4
MAPFRE S.A. (pro forma)	**564.7**	618.6	**471.6**	460.0

Million euros

Provisional calendar for the year 2006

26/10/06	Publication of Third Quarter 2006 results
26/10/06	Analysts' presentation of Third Quarter 2006 results – Madrid
27/10/06	Analysts' presentation of Third Quarter 2006 results – London

Dates may be subject to change

Investor Relations Department

Luigi Lubelli
Finance Director
+34-91-581-6071

Alberto Fernández Sanguino
+34-91-581-2255

Beatriz Izard Pereda
+34-91-581-2061

Antonio Triguero Sánchez
+34-91-581-5211

Marisa Godino Alvarez
Assistant
+34-91-581-2985

CORPORACIÓN MAPFRE S.A.
Investor Relations Department
Carretera de Pozuelo, nº 52
28220 Majadahonda
relacionesconinversores.cormap@mapfre.com

Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the evolution of the insurance market and of the economic environment in general in those countries where the Company operates; changes in the legal framework; changes in monetary policy; circumstances which may affect the competitiveness of insurance products and services; changes in the underlying tendencies on which the mortality and morbidity tables used in Life and Health insurance are based; frequency and severity of claims insured, with respect to reinsurance and general insurance, as well as to life insurance; variations in interest rates and exchange rates; risks associated with the use of derivative instruments; the impact of future acquisitions.

MAPFRE does not undertake to update or revise periodically the content of this document.